Filed pursuant to Rule 424(b)(3)

Registration No. 333-122431

Prospectus Supplement

(To Prospectus dated May 16, 2005 and Prospectus Supplements dated May 17, 2005 and August 15, 2005)

MEDIVATION, INC.

Common Stock

(par value $0.01 per share)

This prospectus supplement, together with our prospectus dated May 16, 2005 and our prospectus supplements dated May 17, 2005 and August 15, 2005, relates to the resale by selling stockholders named in our prospectus dated May 16, 2005, of up to 3,701,319 shares of our common stock, and the issuance and sale by us of up to 225,500 shares of our common stock issuable upon exercise of our outstanding Class B Warrants. This prospectus supplement should only be read and delivered together with our prospectus dated May 16, 2005 and our prospectus supplements dated May 17, 2005 and August 15, 2005. This prospectus supplement may add, update or change information contained in the prospectus.

The date of this prospectus supplement is October 6, 2005

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend that these forward-looking statements be subject to the safe harbors created by those provisions. Forward-looking statements are generally written in the future tense or are preceded by words such as “may,” “should,” “forecast,” “could,” “expect,” “suggest,” “believe,” “anticipate,” “intend,” “plan” or other similar words. The forward-looking statements contained in this prospectus supplement involve a number of risks and uncertainties, many of which are outside of our control. Factors that could cause actual results to differ materially from projected results include, but are not limited to, the Risk Factors included in our prospectus dated May 16, 2005 and in this prospectus supplement dated October 6, 2005. Readers are expressly advised to review and consider those Risk Factors, which include risks associated with (1) our ability to successfully conduct clinical and preclinical trials for our product candidates, (2) our ability to raise additional capital on favorable terms, (3) our ability to identify and obtain additional product candidates and (4) our ability to execute our business plan on time and on budget. Although we believe that the assumptions underlying the forward-looking statements contained in this prospectus supplement are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements will be accurate. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus supplement, the inclusion of such information should not be regarded as a representation by us or any other person that the results or conditions described in such statements or our objectives and plans will be achieved. Furthermore, past performance in operations and share price is not necessarily indicative of future performance. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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The following information is added to the prospectus dated May 16, 2005 and the prospectus supplements dated May 17, 2005 and August 15, 2005:

Item 1.	Risk Factors

Item 2.	Management’s Discussion and Analysis or Plan of Operation

Item 3.	Description of Business

Item 1.	RISK FACTORS

You should carefully consider the following material risks in addition to the other information set forth in this prospectus before making an investment in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to our Business

We have incurred net losses since inception, expect to incur increasingly large losses in the future as we expand our development activities, and may never achieve revenues or profitability.

We are a development stage company and have never recognized any revenue from the sale of products or any other source. We have not completed development of any of our product candidates, and do not expect that any of our present or future product candidates will be commercially available for a number of years, if at all. We have incurred losses since inception and expect to continue to incur substantial and increasing losses for the foreseeable future as we increase our spending to finance clinical and preclinical studies of our existing product candidates, the evaluation, acquisition and development of additional product candidates, and the costs associated with being a public company. Our operating losses have had, and will continue to have, an adverse impact on our working capital, total assets and stockholders’ equity. We do not know whether or when we will generate revenue or become profitable because of the significant uncertainties with respect to our ability to generate revenue from any of our current or future product candidates. If we do not realize sufficient revenue levels to achieve profitability, our business could be harmed and you may lose all or part of your investment.

Because we depend on financing from third parties for our operations, our business may fail if such financing becomes unavailable or is offered on commercially unreasonable terms.

To date, we have financed all of our operations through borrowings and the sale of our equity securities. We will require significant additional capital to develop our existing product candidates, and to acquire and develop other product candidates.

Our future capital requirements will depend on many factors, including:

•	the scope and results of our preclinical and clinical trials;

•	whether we experience delays in our preclinical and clinical development programs, or slower than anticipated product development;

•	whether we identify other product candidates that we wish to acquire, and the costs of acquiring and developing those product candidates;

•	whether we are able to enter into collaborative partnerships with regard to any of our product candidates, and the terms of any such collaboration;

•	the timing and requirements of, and the costs involved in, conducting studies required to obtain regulatory approvals for our product candidates from the FDA and comparable foreign regulatory agencies;

•	as necessitated by our business model, the availability of third parties to perform the key development tasks on our product candidates, including conducting preclinical and clinical studies and manufacturing the drugs or medical devices to be tested in those studies, and the associated costs of those services;

•	the availability and cost of raw materials required to manufacture drugs and medical devices for testing in our preclinical and clinical studies; and

•	the costs involved in preparing, filing, prosecuting, maintaining, defending the validity of, and enforcing, patent claims and other patent-related costs, including litigation costs and the results of such litigation.

We may not be able to obtain additional financing when we need it on acceptable terms or at all. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our product candidates, acquire or develop additional product candidates or respond to competitive pressures or unanticipated requirements. For these reasons, any inability to raise additional capital when we require it would seriously harm our business.

Our business strategy depends on our ability to identify and acquire additional product candidates which we may never acquire or identify for reasons that may not be in our control, or are otherwise unforeseen or unforeseeable to us.

A key component of our business strategy is to diversify our product development risk by identifying, acquiring and developing additional early-development stage product candidates, whether drugs or medical devices. However, we may not be able to identify other promising technologies. In addition, the competition to acquire promising biomedical technologies is fierce, and many of our competitors are large, multinational pharmaceutical, biotechnology and medical device companies with considerably more financial, development and commercialization resources and experience than we have. Thus, even if we succeed in identifying promising technologies, we may not be able to acquire rights to them on acceptable terms or at all. If we are unable to identify and acquire new technologies, we will be unable to diversify our product risk. We believe that any such failure would have a significant negative impact on our prospects because the risk of failure of any particular development program in the pharmaceutical and medical device fields, including that of our existing programs, is extremely high.

Our reliance on third parties for the operation of our business may result in material delays, cost overruns and/or quality deficiencies in our development programs.

Our business strategy requires us to keep our employee count relatively low and rely largely on outside consultants to perform key product development tasks, such as conducting preclinical and clinical studies and manufacturing the product candidates to be tested in those studies. In order to execute this component of our strategy successfully, we will need to identify, engage and properly manage qualified external consultants who will perform these development activities. For example, we need to monitor the activities of our consultants closely to ensure that they are performing their tasks correctly, on time and on budget and in compliance with strictly-enforced regulatory standards. Our ability to identify and retain key consultants with the requisite knowledge is critical to our business and the failure to do so could have a material adverse impact on our business. Because all of our consultants work for other clients in addition to us, we also need to ensure that our consultants are appropriately prioritizing our projects. If we fail to manage our consultants well, we could incur material delays, cost overruns or quality deficiencies in our development programs, as well as other material disruptions to our business.

Because we depend on our management to oversee the execution of development plans for our existing product candidates and to identify and acquire promising new product candidates, the loss of any of our managers would harm our business.

Our future success depends upon the continued services of our executive officers. We are particularly dependent on the continued services of David Hung, M.D., our President and Chief Executive Officer and a member of our board of directors. Dr. Hung identified all of our existing product candidates for acquisition, and has primary responsibility for identifying and evaluating other potential product candidates. We believe that Dr. Hung’s services in this capacity would be difficult to replace. None of our executive officers is bound by an employment agreement for any specific term, and they may terminate their employment at any time. In addition, we do not have “key person” life insurance policies covering any of our executive officers. The loss of the services of any of our executive officers could delay the development of our existing product candidates, and delay or preclude the identification and acquisition of new product candidates, either of which events could harm our business.

We may need to make payments to investors in our December 2004 financing relating to a contract dispute.

On December 17, 2004, we sold 7,741,935 shares of our common stock in a private placement to accredited investors at a price of $1.55 per share (the “December 2004 Financing”). In connection with the December 2004 Financing, we entered into registration rights agreements with the investors, pursuant to which we agreed to use commercially reasonable efforts to register the shares sold in the December 2004 Financing for resale by the investors. The registration rights agreement states that we must pay the investors liquidated damages of $6,000 per day, in the aggregate, if the registration statement was not declared effective by March 31, 2005. The registration statement was not declared effective until May 16, 2005. If the liquidated damages provision is enforceable, our accrued liability to investors in the December 2004 Financing through May 16, 2005 would be $276,000. We recorded a charge to current operations, and a corresponding liability, of $276,000 in the quarter ended June 30, 2005.

In addition, for reasons outside our control, we were unable to include in the registration statement shares purchased by certain investors in the December 2004 Financing. If the liquidated damages provision applies to this situation and is enforceable, we would incur additional liability to these excluded investors of $3,120 per day, in the aggregate, beginning on May 17, 2005 and continuing for an unspecified period of time. Based on preliminary discussions with the excluded investors held in September 2005, we estimate the potential loss we may incur based on the exclusion of these shares from the registration statement to be approximately $1,325,000, and we intend to record a charge to our current operations, and a corresponding liability, in this amount in the quarter ended September 30, 2005.

We have not paid any liquidated damages to date, and are in discussions with the excluded investors to resolve this issue. Although the amount we have accrued for this contingent liability reflects our reasonable estimate of its potential magnitude, we cannot be sure that our ultimate liability will not exceed our accruals.

Risks Related to our Product Development Candidates

By virtue of our industry and business strategy, our product candidates are in the early stages of development and require extensive, time consuming and expensive preclinical and clinical testing to establish safety and efficacy. We may never attract partners for our technologies or receive marketing approval in any jurisdiction.

The research and development of pharmaceuticals and medical devices is an extremely risky industry. Only a small percentage of product candidates that enter the development process ever receive marketing approval. Furthermore, our stated business strategy is to focus exclusively on product candidates in the early-development stage, which product candidates by definition are even further from potential marketing approval, and thus more risky, than pharmaceutical and medical device product candidates in later stages of development.

Except for Dimebon’s approval in Russia as an anti-histamine, which is not a commercially attractive opportunity for us, none of our product candidates is currently approved for sale anywhere in the world, and none of them may ever receive such approval. Furthermore, Dimebon has not yet completed and none of our other product candidates has yet begun the rigorous preclinical testing required to seek FDA approval to commence clinical studies in the U.S., nor has any of our product candidates other than Dimebon ever been tested in humans. The process of conducting the preclinical and clinical testing required to establish safety and efficacy and obtain marketing approval is expensive, uncertain and takes many years. If we are unable to complete preclinical or clinical trials of any of our current or future product candidates, or if the results of these trials are not satisfactory to convince regulatory authorities or potential partners of their safety or efficacy, we will not be able to attract partners or obtain marketing approval for any products. Even if we achieve positive results in early-stage clinical trials, including our ongoing Russian Phase II clinical trial, we do not know if the results of later-stage clinical trials will be positive because product candidates in later stages of clinical trials often fail to show the desired safety and efficacy traits despite having progressed through preclinical or early- stage clinical testing. Furthermore, even if we or our potential partners are able to obtain marketing approvals, those approvals may be for indications that are not as broad as desired. If this occurs, our business will be materially harmed, our ability to generate revenue will be severely impaired and you may lose part or all of your investment.

Before we or our potential partners can obtain regulatory approval for the sale of our product candidates, they must be subjected to extensive preclinical and clinical testing to demonstrate their safety and efficacy for humans. The preclinical and clinical trials of any product candidates that we develop must comply with regulation by numerous federal, state and local government authorities in the U.S., principally the FDA, and by similar agencies in other countries. In the case of our pharmaceutical product candidates, we will be required to obtain and maintain an effective investigational new drug application to conduct human clinical trials in the U.S. and must obtain and maintain regulatory approval before proceeding to successive phases of our clinical trials. Similar regulatory requirements apply to medical devices, and may become relevant to us should we acquire any medical device product candidates. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information for each therapeutic indication to establish the product candidate’s safety and efficacy for its intended use. It takes years to complete the testing of a new drug or medical device, and failure can occur at any stage of testing. For example, our testing may be delayed or halted due to any of the following:

•	any preclinical test or clinical trial may fail to produce safety and efficacy results satisfactory to the FDA or foreign regulatory authorities;

•	preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval;

•	negative or inconclusive results from a preclinical test or clinical trial or adverse medical events during a clinical trial could cause a preclinical study or clinical trial to be repeated or a program to be terminated, even if other studies or trials relating to the program are successful;

•	the FDA or foreign regulatory authorities can place a clinical hold on a trial if, among other reasons, it finds that patients enrolled in the trial are or would be exposed to an unreasonable and significant risk of illness or injury;

•	the FDA might not approve the clinical processes or facilities that we utilize, or the processes or facilities of our consultants, including without limitation the vendors who will be manufacturing drug substance and drug product for us or any potential collaborators;

•	any regulatory approval we or any potential collaborators ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the product not commercially viable; and

•	we may encounter delays or rejections based on changes in FDA policies or the policies of foreign regulatory authorities during the period in which we develop a drug or the period required for review of any new drug application.

In addition, we may encounter increased costs or delays based on our inability to enroll a sufficient number of patients to complete our clinical trials, including our ongoing Russian Phase II clinical study of Dimebon in Alzheimer’s disease patients. Patient enrollment depends on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs, program delays or both, which could have a harmful effect on our ability to develop Dimebon or any other product candidates. In addition, if we are delayed in reaching, or unable to reach, product development milestones we may be unable to comply with requirements in our present and future license agreements, which could result in partial or total loss of our license rights.

Our business strategy is based on selling or partnering our product development candidates to third parties prior to commencing later-stage clinical trials and receipt of marketing approval. We have not yet entered into any such sale or partnering transactions, and we cannot guarantee that we will be able to do so on favorable terms or at all.

Our business strategy entails developing pharmaceutical and medical device product candidates through completion of human proof-of-concept studies, and then selling or partnering our programs to larger companies for late-stage clinical development and commercialization. We may also be required to enter into collaborative relationships earlier in the product development process to complement our internal efforts. We have not entered into any such sales or collaborations to date. It may be difficult for us to find third parties that are willing to enter into such transactions on acceptable economic terms or at all. We also will be competing with many other companies as we seek partners for our product candidates, and we may not be able to compete successfully against those other firms. If we are not able to enter into sales or collaboration transactions for our product development candidates, we would be required to undertake and fund further development, clinical trials, manufacturing and marketing activities solely at our own expense and risk. If we are unable to finance those expensive activities, we would have to substantially reduce our development efforts and our business and prospects would be materially and adversely harmed for that reason.

If we enter into sales or collaboration transactions, we will be dependent upon our partners, and we may be unable to prevent them from taking actions that may be harmful to our business or inconsistent with our business strategy.

Any sales or collaboration agreements we may enter into with respect to our product development candidates are likely to provide us with little or no control over the activities of our partners. For example, future partners, if any, are likely to have the right to terminate the collaboration at their option. Our partners may decide to terminate a development program under circumstances where we might have continued such a program, or may be unable or unwilling to pursue ongoing development and commercialization activities as quickly as we would prefer. Any partner may be unwilling or unable to fulfill its obligations to us, including its development and commercialization responsibilities in respect of our product candidates. Our partners will likely have significant discretion in determining the efforts and level of resources that they dedicate to the development and commercialization of our product candidates. In addition, our collaborators may develop and commercialize, either alone or with others, products and services that are similar to or competitive with the products that are the subject of the collaboration with us.

We expect that the financial returns to us in any sale or collaboration agreement would depend in large part on the achievement of development and/or commercialization milestones on our product candidates. Therefore, our success, and any associated financial returns to us and our investors, will depend on the ability of any of our future collaborators to establish the safety and efficacy of our product development candidates in later-stage Phase III clinical trials, obtain and maintain regulatory approvals from the FDA and other foreign regulatory agencies and commercialize products developed from our product candidates. In addition to conducting later-stage clinical trials and seeking and maintaining regulatory approval, we likely will be dependent on our collaborators for the manufacture of clinical scale quantities of our product candidates and would be dependent on them in the future for commercial scale manufacture, distribution, sales, marketing and reimbursement. These collaborators may not be successful in manufacturing our product candidates for later-stage clinical trials or on a commercial scale or in commercializing them. If any future collaborator terminates its collaboration with us or fails to perform or satisfy its obligations to us, the development, regulatory approval or commercialization of our product candidate would be delayed or may not occur and our business and prospects would be materially and adversely affected for that reason.

If our product candidates cannot be manufactured in a cost-effective manner and in compliance with current good manufacturing practices and other applicable regulatory standards, they will not be commercially successful.

All pharmaceutical and medical device products in the U.S., Europe and other countries must be manufactured in strict compliance with current good manufacturing practices (GMP) and other applicable regulatory standards. Establishing a GMP-compliant process to manufacture pharmaceutical and medical device products involves significant time, cost and uncertainty. Furthermore, in order to be commercially viable, any such process would have to yield product on a cost-effective basis, using raw materials that are commercially available on acceptable terms. We have manufactured Dimebon in the U.S. under a GMP-compliant process for use in our preclinical and anticipated early clinical studies in the U.S. The manufacturing process we used, which is based on the process used in Russia, uses a chemical that is hazardous, difficult to source and expensive to process. We will need to refine our manufacturing process to avoid use of this chemical in order to manufacture Dimebon at large scale on a cost-effective basis. We have not yet commenced this process development work, and cannot guarantee that we will be able to complete it successfully. Furthermore, none of our MDVN 300 series compounds has been manufactured either at large scale or in compliance with GMP. We thus face the risk that large scale GMP manufacture of any of our compounds would not be possible, on a cost-effective basis or at all, which would materially and adversely effect the value of these programs.

Any of our product development candidates that receive marketing approval will face significant competition from other approved products and other products in development.

The drug and medical device development markets are intensely competitive in general. Furthermore, our business strategy is to target large unmet medical needs, and those markets are even more highly competitive. For example, there are four drugs currently marketed in the U.S. to treat Alzheimer’s disease, and these drugs all target at least one of the same mechanisms as does Dimebon. Companies marketing these FDA-approved Alzheimer’s disease therapeutics include some of the world’s largest and most experienced pharmaceutical companies, such as Pfizer Inc., Novartis AG and Johnson & Johnson. In addition, while there currently is only one drug that the FDA has approved to treat hormone-refractory prostate cancer, there likely will be other approved treatments on the market by the time any of our MDVN 300 series compounds could potentially receive marketing approval. While there currently is no FDA-approved therapy for Huntington’s disease, one or more such therapies could exist by the time Dimebon could potentially receive marketing approval for Huntington’s disease. There are also dozens of additional small molecule and recombinant protein candidates in development targeting the clinical indications we are pursuing, particularly Alzheimer’s disease and hormone-refractory prostate cancer. Most, if not all, of these competing drug development programs are being conducted by pharmaceutical and biotechnology companies with considerably greater financial resources, human resources and experience than ours.

Any of our product candidates that receives regulatory approval will face significant competition from both approved drugs, as well as from any of the drugs currently under development that may subsequently be approved. Bases upon which our product candidates would have to compete successfully include efficacy, safety, price and cost-effectiveness. In addition, our product candidates would have to compete against these other drugs with several different categories of decision makers—including physicians, patients, government and private third-party payors, technology assessment groups and patient advocacy organizations. Even if one of our product candidates is approved, we cannot guarantee that we or any of our future partners will be able to compete successfully on any of these bases. Any future product candidates that we may subsequently acquire will face similar competitive pressures. If we or any of our future partners cannot compete successfully on any of the bases described above, our business will not succeed.

If any of our product candidates is approved for sale, its commercial success will depend on reimbursement from third-party payors, and failure to achieve coverage and acceptable reimbursement levels would harm our business.

Third-party payors, including public insurers such as Medicare and Medicaid, and private insurers, pay for a large share of health care products and services consumed in the U.S. In Europe, Canada and other major international markets, third-party payors also pay for a significant portion of health care products and services, and certain of those countries have nationalized health care systems in which the government pays for all such products and services. Even if approved by the FDA and other regulatory agencies, our product candidates are unlikely to achieve commercial success unless they are covered widely by third-party payors and reimbursed at a rate which generates an acceptable commercial return for us and any collaborative partner. It is increasingly difficult to obtain coverage and acceptable reimbursement levels from third-party payors, and we may be unable to achieve these objectives. Achieving coverage and acceptable reimbursement levels typically involves negotiating with individual payors, and is a time-consuming and costly process. In addition, we would face competition in such negotiations from other approved drugs against which we compete, and the marketers of such other drugs are likely to be significantly larger than us and therefore enjoy significantly more negotiating leverage. Failure to achieve coverage and acceptable reimbursement levels could harm our business.

We may be subject to product liability or other litigation, which if successful could materially and adversely harm our business and financial condition as a result of the costs of liabilities that may be imposed thereby, result in an inefficient allocation of our critical resources and delay the implementation of our business strategy.

Our business exposes us to the risk of product liability claims that is inherent in the development of drugs and medical devices. If any of our product candidates harms people, or is alleged to be harmful, we may be subject to costly and damaging product liability claims brought against us by clinical trial participants, consumers, health care providers, pharmaceutical companies or others. We have product liability insurance covering our Russian Phase II clinical study of Dimebon, but do not have insurance for any of our other development activities. If we are unable to obtain insurance at an acceptable cost or otherwise protect against potential product liability claims, we may be exposed to significant litigation costs and liabilities, which may materially and adversely affect our business and financial position. If we are sued for injuries allegedly caused by any of our product candidates, our litigation costs and liability could exceed our total assets and our ability to pay. In addition, we may from time to time become involved in various lawsuits and legal proceedings which arise in the ordinary course of our business. Any litigation to which we are subject could require significant involvement of our senior management and may divert management’s attention from our business and operations. Litigation costs or an adverse result in any litigation that may arise from time to time may adversely impact our operating results or financial condition.

Risks Specific to our Dimebon Program

The previously conducted Russian studies upon which we relied in acquiring our Dimebon program were not performed in accordance with U.S. regulatory standards, and we therefore cannot use them to demonstrate the safety or efficacy of Dimebon to the FDA or other regulatory agencies.

Our decision to develop Dimebon as a treatment for Alzheimer’s disease is based in large part on the Russian studies submitted in support of Dimebon’s approval in Russia as an oral antihistamine in 1983, the later Russian studies of Dimebon in various animal models of Alzheimer’s disease described elsewhere in this prospectus under “Business—Our Dimebon Program—Existing Preclinical Data—In Vivo” and the pilot 14-patient clinical study of Dimebon in Alzheimer’s disease patients in Russia described elsewhere in this prospectus under “Business—Our Dimebon Program—Existing Clinical Data—Pilot Study.” These studies were not performed in accordance with U.S. regulatory standards. For example, we lack sufficient documentation to establish that the Dimebon used in the Russian studies complies with the applicable manufacturing standards of the FDA. Furthermore, the Russian pilot clinical study used study endpoints different from those currently required by the FDA for approval of Alzheimer’s disease therapeutics. Thus, we cannot rely upon the previously conducted Russian studies as affirmative evidence of either safety or efficacy in applications to the FDA and other regulatory authorities relating to development or marketing of Dimebon or to attract potential partners. We do not know if any of the prior Russian results will be predictive of the results of preclinical and clinical studies that we must perform in accordance with U.S. regulatory standards to determine whether Dimebon is a safe and effective treatment for Alzheimer’s disease or Huntington’s disease. Finally, many of the animal and human studies required to prove that Dimebon is safe and effective according to U.S. regulatory standards have never been performed in Russia or elsewhere. Thus, we do not know if Dimebon will ever demonstrate the requisite safety or efficacy to attract a partner or to obtain marketing approval in the U.S., Europe or any other country to treat Alzheimer’s disease, Huntington’s disease or any other condition.

Chronic use of Dimebon has never been tested in humans and Dimebon may never be approved to treat Alzheimer’s disease or Huntington’s disease as a result of unforeseen risks to humans.

The approved human use of Dimebon in Russia is as an oral antihistamine. Patients typically take oral antihistamines only for a short duration of time, generally 14 days or less. By contrast, the duration of the pivotal registration studies required by the FDA for approval of the presently marketed Alzheimer’s disease therapeutics was six months. While there currently are no drugs that the FDA has approved to treat Huntington’s disease, we expect that the duration of the registration studies for Huntington’s disease will be comparable to those for Alzheimer’s disease. If Dimebon were approved, use in actual Alzheimer’s disease patients and Huntington’s disease patients likely would involve treatment with Dimebon for even longer periods of time. To date, the longest human exposure to Dimebon in a documented clinical study of which we are aware is two months. We do not know whether use of Dimebon for six months or longer will prove to be safe in humans. Safety issues may arise from such chronic exposure that did not arise from shorter-term use of the drug. Should such issues arise, they could delay or prevent our ability to obtain approval to sell Dimebon to treat Alzheimer’s disease, Huntington’s disease, or any other indication, and give rise to potential product liability claims against us.

Conducting a clinical study in Russia involves risks not typically associated with U.S. studies which may result in timing, cost and/or quality problems in our Russian Phase II clinical study for Alzheimer’s disease.

In order to maximize the persuasive value of the data generated, we plan to conduct our Russian Phase II clinical study in compliance with good clinical practices. Ensuring good clinical practices compliance of Russian clinical sites will involve risks, including risks associated with language barriers and the fact that Russian clinical investigators in general have only limited experience in conducting clinical studies to rigorous Western standards. We will seek to mitigate this risk by monitoring and auditing the ongoing performance of our study, using both our employees and outside consultants, to ensure that good clinical practices and all other regulatory requirements are adhered to. Failure to attain and document good clinical practices compliance would adversely impact the value of any data generated from our ongoing Russian study, including its value to potential acquirers/corporate partners. In addition, should it take more time or money than currently anticipated to perform any required site training, monitoring or auditing activities, or to accrue a sufficient number of patients into our study, our Phase II study in Russia could be delayed, run over budget, or both.

Because we are using Russian-produced Dimebon in our ongoing Russian Phase II clinical study for Alzheimer’s disease, we will not be able to rely on it as a pivotal registration study even if the results are positive.

The Dimebon we are using in our Russian Phase II study was produced by a Russian company. The Russian manufacturer is licensed by the Russian government to manufacture Dimebon tablets for human use in Russia (where Dimebon was approved for human use as an anti-histamine in 1983), and has engaged in such manufacture for several years. Although we have tested a previous batch of Dimebon tablets made by the Russian company in a U.S. laboratory and found them to be of high purity and satisfactory for use, we cannot demonstrate that the Russian company’s manufacturing process complies with good manufacturing practices according to U.S. standards. Since we are unable to demonstrate the U.S. good manufacturing practices compliance of the Russian-produced tablets, our use of those tablets in the Russian Phase II study means that this study, if positive, could be relied upon as a proof-of-concept study but not as a pivotal registration study.

Risks Related to Intellectual Property

Intellectual property protection for our product candidates is crucial to our business, and is subject to a significant degree of legal risk—particularly in the life sciences industry.

The success of our business will depend in part on our obtaining and maintaining intellectual property protection—primarily patent protection—of our technologies and product candidates, as well as successfully defending these patents against third-party challenges. We and our potential future collaborators will only be able to protect our technologies and product candidates from unauthorized use by third parties to the extent that valid and enforceable patents or trade secrets cover them. Furthermore, the degree of future protection of our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us or our potential future collaborators to gain or keep our competitive advantage.

The patent positions of life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. Further, changes in either the patent laws or in interpretations of patent laws in the U.S. or other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be granted or enforced in our patents or in third-party patents that we have licensed. For example:

•	we or our licensors might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we or our licensors might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications or the pending patent applications of our licensors will result in issued patents;

•	our issued patents and future issued patents, or those of our licensors, may not provide a basis for commercially viable products, or may not provide us with any competitive advantages, or may be challenged and invalidated by third parties; and

•	we may not develop additional proprietary technologies or product candidates that are patentable.

Our existing and any future patent rights may not adequately protect any of our product candidates, which could prevent us from ever generating any revenues or profits.

We presently own an issued patent in the U.S., Europe and Hong Kong, with claims covering the use of Dimebon and certain related compounds to treat neurodegenerative diseases, a corresponding patent application that is pending in Canada, and a continuation application that is pending in the U.S. We also own pending patent applications claiming the use of Dimebon and certain related compounds for anti-aging purposes, and we jointly own a pending patent application claiming the use of Dimebon and certain related compounds to treat Huntington’s disease. Additionally, we own pending patent applications which cover our NT0904 series compounds and uses of such compounds for treatment of neurodegenerative diseases, and have an exclusive license to two pending patent applications covering our MDVN 300 series compounds and their uses. Neither our MDVN 300 series compounds nor our NT0904 series compounds is presently protected by any issued patents. We intend to prosecute or request that our licensor prosecute all pending patent applications that are owned or licensed by us in the U.S., Europe and any other jurisdiction we deem commercially attractive. However, we cannot guarantee that any of our pending or future patent applications will mature into issued patents, or that any issued patents will adequately protect our product candidates from competitors. For example, there is a large body of prior art, including multiple issued patents and published patent applications, disclosing molecules in the same chemical class as our MDVN 300 series compounds. Since our MDVN 300 series compounds include more than 160 specific molecules, we expect that some members of this series may not be patentable in light of this prior art, or may infringe the claims of patents presently issued or issued in the future. We have not yet selected a lead development candidate from our MDVN 300 series compounds, and these intellectual property considerations may disqualify one or more of our MDVN 300 series compounds from consideration as lead development candidates, including MDVN 300 series compounds that may be the most desirable lead development candidate if not for such intellectual property considerations. Furthermore, we also cannot guarantee that any of our present or future issued patents will not be challenged by third parties, or that they will withstand any such challenge.

If we are not able to obtain adequate protection for, or defend, the intellectual property position of our technologies and product candidates, then we may not be able to attract collaborators to acquire or partner our development programs. Further, even if we can obtain protection for and defend the intellectual property position of our product candidates, we or any of our potential future collaborators still may not be able to exclude competitors from developing or marketing competing drugs. Should this occur, we and our potential future collaborators may not generate any revenues or profits from our product candidates.

We could become subject to litigation or other challenges regarding intellectual property rights, which could divert management attention, cause us to incur significant costs and prevent us from selling or using the challenged technology.

In recent years, there has been significant litigation in the U.S. and elsewhere involving pharmaceutical patents and other intellectual property rights. In particular, generic pharmaceutical manufacturers have been very aggressive in attacking the validity of patents held by proprietary pharmaceutical companies, especially if these patents are commercially significant. If any of our present or future product candidates succeeds, we may face challenges to our existing or future patents. For example, in the prosecution of our issued U.S. patent claiming the use of Dimebon to treat neurodegenerative diseases, the prior owners missed a filing deadline with the U.S. Patent & Trademark Office, which resulted in the patent application being deemed abandoned. The prior owners petitioned the PTO to revive the patent application alleging that missing the deadline was unintentional, and the PTO approved the petition and issued the patent. However, as with any other decision the PTO makes, this decision could be challenged in subsequent litigation in an attempt to invalidate the issued U.S. Dimebon patent and any other U.S. patent that may issue based on the same patent application.

In the future, we may be a party to litigation to protect our intellectual property or as a result of an alleged infringement of others’ intellectual property. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation, or a narrowing of the scope of, of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to litigate and resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

•	discontinue our products that use the challenged intellectual property; or

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all.

If we are forced to take any of these actions, our business may be seriously harmed. Although we carry general liability insurance, our insurance does not cover potential claims of this type.

In addition, our patents and patent applications, or those of our licensors, could face other challenges, such as interference proceedings, opposition proceedings and re-examination proceedings. Any such challenge, if successful, could result in the invalidation of, or in a narrowing of the scope of, any such patents and patent applications. Any such challenges, regardless of their success, would likely be time-consuming and expensive to defend and resolve, and would divert management time and attention.

We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights to protect these rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel, and we may not prevail in making these claims.

We may need to obtain licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

From time to time we may be required to license technology from third parties to develop our existing and future product candidates. For example, in our industry there are a large number of issued patents and published patent applications with claims to treating diseases generically through use of any product that produces one or more biological activities—such as inhibiting a specific biological target. We are aware of several such issued patents relating to Alzheimer’s disease, and expect to continue to encounter such patents relating to other diseases targeted by our present and future product candidates. We have not conducted experiments to analyze whether, and we have no evidence that, any of our product candidates produces the specific biological activities covered in any of the issued patents or published patent applications of which we are presently aware. We have not sought to acquire licenses to any such patents. Should we be required to obtain licenses to any third-party technology, including any such patents based on biological activities, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop any of our product candidates could cause us to abandon any related development efforts, which could seriously harm our business and operations.

We may become involved in disputes with potential future collaborators over intellectual property ownership, and publications by our research collaborators and scientific advisors could impair our ability to obtain patent protection or protect our proprietary information, which, in either case, could have a significant impact on our business.

Inventions discovered under research, material transfer or other such collaborative agreements may become jointly owned by us and the other party to such agreements in some cases, and the exclusive property of either party in other cases. Under some circumstances, it may be difficult to determine who owns a particular invention, or whether it is jointly owned, and disputes could arise regarding ownership of those inventions. These disputes could be costly and time consuming, and an unfavorable outcome could have a significant adverse effect on our business if we were not able to protect or license rights to these inventions. In addition, our research collaborators and scientific advisors generally have contractual rights to publish our data and other proprietary information, subject to our prior review. Publications by our research collaborators and scientific advisors containing such information, either with our permission or in contravention of the terms of their agreements with us, may impair our ability to obtain patent protection or protect our proprietary information, which could significantly harm our business.

Trade secrets may not provide adequate protection for our business and technology.

We also rely on trade secrets to protect our technology, especially where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, our or our potential collaborators’ employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our information to competitors. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, our enforcement efforts would be expensive and time consuming, and the outcome would be unpredictable. In addition, courts outside the U.S. are sometimes less willing to protect trade secrets. Moreover, if our competitors independently develop equivalent knowledge, methods or know-how, it will be more difficult for us to enforce our rights and our business could be harmed.

Item 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto for the fiscal quarter ended June 30, 2005, and with our audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2004, included elsewhere in the prospectus dated May 16, 2005 and prospectus supplement dated August 15, 2005. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in “Risk Factors” and elsewhere in this prospectus supplement.

Our Business Strategy

Our business strategy is to acquire, develop and sell or partner biomedical technologies in the early-development stage of the research and development process—the stage beginning with the identification of a specific biomedical product candidate with a demonstrated scientific rationale for further development, and ending upon the completion of Phase II clinical trials designed to provide evidence of potential safety and efficacy in patients. Based on this focus, we generally will not engage in discovery research, Phase III clinical trials or commercialization. Rather, we target biomedical technologies that already have reached the early-development stage, and generally plan to partner or sell successful development programs following completion of Phase II clinical trials. Once we acquire a biomedical technology, we focus on driving development rapidly and cost-effectively. To minimize fixed costs and maximize flexibility, we have developed a business model which efficiently uses experienced outside consultants, who are well integrated into our management team, for specific projects.

We seek to establish and maintain a portfolio of between four and six active development programs at any given time. We focus on early-development stage biomedical technologies that have strong intellectual property positions, address large unmet medical needs, have the potential to enter clinical development within 12 to 18 months after our acquisition, and have the potential to generate at least six-fold returns on investment within three years through sale to, or partnership with, larger pharmaceutical or medical device companies. Upon completion of any such sale or partnership transaction, and depending on our then current capital needs, we will consider returning transaction proceeds to our investors through special dividends or stock repurchases.

We believe that early-development stage biomedical technologies offer the optimal risk-adjusted return on investment. By risk-adjusted return, we mean the ability to maximize a return on an investment decision relative to the risks associated with development, time and capital expenditures. We believe that discovery stage research of biomedical technologies, prior to early-development stage research and development, generally has extremely high risk and capital requirements and long development timelines. Alternatively, later-stage biomedical technologies (such as those in Phase III clinical trials), although typically lower in development risk, generally have extremely high acquisition and development costs.

We believe that our business strategy maximizes what we perceive to be our competitive advantages, including:

•	our ability to identify and acquire early-development stage biomedical technologies with favorable risk/reward ratios based on our technical expertise;

•	our credibility and relationships with the academic community, a primary source of deal flow for the early-development stage biomedical technologies we target;

•	our ability to develop early-development stage biomedical technologies more quickly and cost-effectively than larger, less flexible companies; and

•	our management’s track record of successfully executing this business strategy, from technology acquisition through exit by sale to a corporate partner, at a prior company.

Our Business Plan through June 30, 2007

Our business plan through June 30, 2007 consists of the following development activities:

Dimebon Alzheimer’s Disease Program:    (a) complete patient dosing in our randomized, double-blind, placebo-controlled Phase II efficacy study of Dimebon in Alzheimer’s disease patients in Russia; (b) complete animal studies required to support an investigational new drug application to the FDA to commence Phase I clinical testing of Dimebon in the U.S. (which studies we will refer to as “IND-enabling preclinical studies”); (c) obtain approval of an investigational new drug application to initiate clinical studies in the U.S.; (d) complete Phase I clinical studies in the U.S.; and (e) either initiate a Phase II clinical study in the U.S. or sell/partner the program.

Dimebon Huntington’s Disease Program:    (a) confirm existing preclinical efficacy data; (b) complete IND-enabling preclinical studies; (c) obtain approval of investigational new drug application to initiate clinical studies in the U.S.; (d) complete a combined Phase I/IIa clinical study in the U.S.; and (e) either initiate a Phase IIb clinical study in the U.S. or sell/partner the program.

MDVN 300 Series Prostate Cancer Program:    (a) synthesize and test multiple members of the compound series to identify a lead candidate for clinical development; (b) select a lead development candidate; (c) manufacture a lead development candidate for use in IND-enabling preclinical studies and early clinical studies; (d) complete IND-enabling preclinical studies; and (e) initiate a combined Phase I/IIa clinical study.

New Technologies:    identify, evaluate and, subject to availability of sufficient funds, acquire between one and two new technologies.

Based on presently available information, our management believes that achievement of the above development milestones relating to our existing product candidates on or before June 30, 2007 is a reasonably achievable goal, assuming that the data generated in the planned preclinical and clinical studies are positive. However, the development of pharmaceutical and medical device product candidates is subject to high levels of risk, including risks presented by subsequent developments that are unforeseen or unforeseeable, as well as risks that are entirely outside of our control. We thus cannot guarantee that we will be able to complete any of these milestone events, or that any of them that we do achieve will be on time or on budget.

Liquidity and Capital Resources

Given our current cash position, we do not have sufficient funds to complete our development plan for the next 12 months for all three of our product development programs without raising additional financing. We cannot be sure that we will be able able to raise additional financing on acceptable terms or at all. Should we be unable to raise additional financing, we will allocate our available cash primarily to fund our Dimebon program, and in particular the completion of our Phase II study of Dimebon in Alzheimer’s disease patients. Based on our budget, as of June 30, 2005 the remaining cost to fund our Dimebon program through June 30, 2006 is approximately $6,600,000, which we currently have sufficient cash to fund.

However, we caution you that each of the above estimates of development activities, costs and timelines are forward-looking statements, that they are subject to significant risks and uncertainties, including without limitation the risk described elsewhere in this prospectus supplement under the heading “Risk Factors,” and that actual results may differ materially from our current expectations.

We historically have conducted our business operations on a largely outsourced model, and expect to continue to do so. Thus, we do not expect to purchase or sell any plant or significant equipment for the foreseeable future. We presently have six employees, and expect that number to approximately double within the next twelve months.

Contract Dispute

On December 17, 2004, we sold 7,741,935 shares of our common stock in a private placement to accredited investors at a price of $1.55 per share. In connection with the December 2004 Financing, we entered into registration rights agreements with the investors, pursuant to which we agreed to use commercially reasonable efforts to register the shares sold in the December 2004 Financing for resale by the investors. The registration rights agreement states that we must pay the investors liquidated damages of $6,000 per day, in the aggregate, if the registration statement was not declared effective by March 31, 2005. The registration statement was not declared effective until May 16, 2005. If the liquidated damages provision is enforceable, our accrued liability to investors in the December 2004 Financing through May 16, 2005 would be $276,000. We recorded a charge to current operations, and a corresponding liability, of $276,000 in the quarter ended June 30, 2005.

In addition, for reasons outside our control, we were unable to include in the registration statement shares purchased by certain investors in the December 2004 Financing. If the liquidated damages provision applies to this situation and is enforceable, we would incur additional liability to these excluded investors in the aggregate amount of $3,120 per day beginning on May 17, 2005 and continuing for an unspecified period of time. Based on preliminary discussions with the excluded investors held in September 2005, we estimate the potential loss we may incur based on the exclusion of these shares from the registration statement to be approximately $1,325,000, and we intend to record a charge to our current operations, and a corresponding liability, in this amount in the quarter ended September 30, 2005. We have not paid any liquidated damages to date, and are in discussions with the excluded investors to resolve this issue.

Item 3.	BUSINESS

The Company

Our Business Strategy

Our business strategy is to acquire, develop and sell or partner biomedical technologies in the early-development stage of the research and development process—the stage beginning with the identification of a specific biomedical product candidate with a demonstrated scientific rationale for further development, and ending upon the completion of Phase II clinical trials designed to provide evidence of potential safety and efficacy in patients. Based on this focus, we generally will not engage in discovery research, Phase III clinical trials or commercialization. Rather, we target biomedical technologies that already have reached the early-development stage, and generally plan to partner or sell successful development programs following completion of Phase II clinical trials. Once we acquire a biomedical technology, we focus on driving development rapidly and cost-effectively. To minimize fixed costs and maximize flexibility, we have developed a business model which efficiently uses experienced outside consultants, who are well integrated into our management team, for specific projects.

We seek to establish and maintain a portfolio of between four and six active development programs at any given time. We focus on early-development stage biomedical technologies that have strong intellectual property positions, address large unmet medical needs, have the potential to enter clinical development within 12 to 18 months after our acquisition, and have the potential to generate at least six-fold returns on investment within three years through sale to, or partnership with, larger pharmaceutical or medical device companies. Upon completion of any such sale or partnership transaction, and depending on our then current capital needs, we will consider returning transaction proceeds to our investors through special dividends or stock repurchases.

We believe that early-development stage biomedical technologies offer the optimal risk-adjusted return on investment. By risk-adjusted return, we mean the ability to maximize a return on an investment decision relative to the risks associated with development, time and capital expenditures. We believe that discovery stage research of biomedical technologies, prior to early-development stage research and development, generally has extremely high risk and capital requirements and long development timelines. Alternatively, later-stage biomedical technologies (such as those in Phase III clinical trials), although typically lower in development risk, generally have extremely high acquisition and development costs.

We believe that our business strategy maximizes what we perceive to be our competitive advantages, including:

•	our ability to identify and acquire early-development stage biomedical technologies with favorable risk/reward ratios based on our technical expertise;

•	our credibility and relationships with the academic community, a primary source of deal flow for the early-development stage biomedical technologies we target;

•	our ability to develop early-development stage biomedical technologies more quickly and cost-effectively than larger, less flexible companies; and

•	our management’s track record of successfully executing this business strategy, from technology acquisition through exit by sale to a corporate partner, at a prior company.

Our Portfolio

Our portfolio presently consists of the following three active development programs, all of which are based on small molecule therapeutics:

Product Candidate	Clinical Indication	Development Status		Anticipated Next Clinical Milestone
		Phase	Country
Dimebon	Alzheimer’s disease	Phase II	Russia	Q2 2006—complete dosing in Phase II trial
		Preclinical	U.S.	Q2 2006—start Phase I trial
Dimebon	Huntington’s disease	Preclinical	U.S.	Q2 2006—start Phase I/IIa trial
MDVN 300 series compounds	Hormone-refractory prostate cancer	Preclinical	U.S.	Q4 2006—start Phase I/IIa trial

In addition to our three active development programs, we also have a fourth small molecule program in the preclinical phase, based on the NT0904 series compounds targeting Alzheimer’s disease. However, in light of recent data leading us to expand the clinical indications for Dimebon, we have elected to defer further development of our NT0904 series compounds at this time. We are also evaluating other early-development stage biomedical technologies for potential acquisition, and will continue to do so. We will consider technologies based on their scientific, clinical and commercial potential, and intellectual property position, and will not limit ourselves to neurology, oncology or any other specific field of medicine.

Our Corporate Structure

We organized our corporate structure to align with our business strategy by forming subsidiaries to hold and develop our technologies. We believe that using this structure may offer advantages at each key stage of our business strategy. First, equity in our subsidiaries is an attractive currency for us to use in acquiring technologies, allowing the licensor to participate in any value created from the specific technologies it contributed to us, but not in any value created from other technologies in our portfolio. Second, equity in our subsidiaries also is an attractive currency to use to incent key employees and consultants whose contributions are specific to the technologies held by that subsidiary. Third, housing technologies in separate corporate entities should enable us to cleanly structure any potential exit transaction as an asset sale, stock sale or merger, as desirable, based on tax and other considerations. We presently have two subsidiaries—Medivation Neurology, Inc., which holds both our Dimebon and NT0904 series technologies, and Medivation Prostate Therapeutics, Inc., which holds our MDVN 300 series technology.

Our History and Historical Financial Information

We were formed in Delaware in October 1995, under our former name Orion Acquisition Corp. II, to identify and consummate a business combination. Medivation Neurology, Inc. was formed in Delaware in September 2003, under its former name Medivation, Inc., to acquire and develop Dimebon. On December 17, 2004, Medivation Neurology, Inc. became our subsidiary pursuant to a merger. Medivation Prostate Therapeutics, Inc. was formed in Delaware in July 2005 as our subsidiary to acquire and develop the MDVN 300 series technologies.

Based on the accounting treatment of the December 17, 2004 merger, the financial statements, notes thereto and other financial information contained in this prospectus for periods prior to December 17, 2004 reflect only the operations of Medivation Neurology, Inc. All such information for periods after December 17, 2004 reflects the operations of Medivation and our subsidiaries, on a consolidated basis.

Early Stage Studies

The data relating to our development programs generated to date have come from early stage studies, and by virtue of our business model we expect this to continue to be true of any future programs we may acquire.

Our business model is based on the identification, acquisition and development of early-development stage biomedical technologies that have the potential to mature into successful commercial products. Our primary strategy for identifying development candidates involves exploration of promising biomedical technologies in differing academic, geographic and corporate based venues. As with any early-development stage program, data supporting our programs at the time we evaluate and acquire them will be incomplete and in need of repetition or validation. The development process requires, among other factors, the preparation of analytics and manufacturing practices that will fulfill U.S. regulatory requirements, and the generation of safety and efficacy data from preclinical and clinical studies that comply with all applicable regulatory requirements. Therefore, the results of preclinical studies and early clinical trials of our product candidates are not necessarily predictive of the results of later stage trials. If we are unable to complete preclinical studies or clinical trials, or if the results of these studies and trials are not satisfactory to convince regulatory authorities or potential partners of the safety and efficacy of our potential product candidates, we will not be able to attract partners or gain regulatory approval of any of our current or future product candidates.

Our Dimebon Program

Overview

Dimebon is a Russian small molecule drug that was approved in 1983 by the Russian Ministry of Health for use as an oral antihistamine. According to our research, more than 28 million doses of the drug have been manufactured for human use in Russia since Dimebon’s approval in 1983. Although patients typically take oral antihistamines only for a short duration of time, generally 14 days or less, the substantial previous human use of Dimebon is a factor upon which we relied in deciding to acquire Dimebon because we believe that factor lowers the risk of failure for toxicity, a leading cause of failure in pharmaceutical drug development.

A series of preclinical laboratory and animal studies performed over the past decade in both Russia and the U.S. has generated a body of data that we believe suggests Dimebon may have a broad spectrum of biological activities relevant to the treatment of multiple neurological indications, including Alzheimer’s disease and Huntington’s disease. These data suggest that Dimebon may inhibit both cholinesterase and the N-methyl D-aspartate (NMDA) receptor, the mechanisms by which the only drugs ever approved by the FDA to treat Alzheimer’s disease are postulated to work, and also that Dimebon may prolong the life of nerve cells (neurons). Dimebon has been tested in animal models of Alzheimer’s disease in Russia, in an animal model of Huntington’s disease in the U.S., and in a pilot 14-patient open label clinical trial of Alzheimer’s disease patients in Russia, and has generated promising data in each of these studies. In a 13-month study of normally aging mice in Russia, Dimebon was found to reduce several common signs of aging associated with this animal model—cataracts (82% reduction), balding (42% reduction) and cachexia (age-associated weight loss). At the end of this study, 83% more mice were alive in the Dimebon group than in the control group. All data referred to in this paragraph are described in greater detail in “—Existing Preclinical Data—In Vitro,” “—Existing Preclinical Data—In Vivo,” and “—Existing Clinical Data” below.

We believe that these data are internally consistent and provide a strong scientific rationale for developing Dimebon as a potential treatment for multiple neurological indications, including Alzheimer’s disease and Huntington’s disease. In September 2005, we began a randomized, double-blinded, placebo controlled Phase II efficacy study of Dimebon in which we plan to enroll up to 166 Alzheimer’s disease patients in Russia. We plan to initiate U.S. clinical studies of Dimebon in Alzheimer’s disease (a Phase I clinical trial) and in Huntington’s disease (a combined Phase I/IIa clinical trial) in the second quarter of 2006. We also plan to conduct further preclinical studies to evaluate the potential efficacy of Dimebon in other human neurological indications, and also to prolong survival in pets. However, investors are cautioned that our ability successfully to achieve any of our preclinical or clinical development objectives is subject to a high level of risk. See “Risk Factors—Risks Related to our Product Development Candidates.”

Relevant Biological Targets

Cholinesterase

Acetylcholine is a specialized brain chemical or neurotransmitter which is important for normal brain function. In Alzheimer’s disease, a loss of function in areas of the brain associated with memory, cognitive function and global function occurs. Levels of acetylcholine are lower than normal in the brains of patients with Alzheimer’s disease. The impairment of memory, cognitive function and global function seen in Alzheimer’s disease has been attributed, at least in part, to these lower levels of acetylcholine. Acetylcholine is normally degraded by an enzyme called cholinesterase. Inhibition of cholinesterase results in less degradation of acetylcholine and therefore an increase in acetylcholine levels. Aricept®, Exelon® and Razadyne®, drugs which the FDA has approved to treat Alzheimer’s disease, all are postulated to work by inhibiting cholinesterase and thereby increasing brain levels of acetylcholine. As described in more detail below under “—Existing Preclinical Data—In Vitro,” preclinical data generated to date suggest that Dimebon may inhibit cholinesterase.

N-methyl D-aspartate (NMDA) Receptor

Glutamate is one of the most important neurotransmitters in the human body, accounting for approximately 70% of all synapses (junctions between two cells) in the central nervous system. Glutamate as a neurotransmitter activates nerve cells (neurons) by binding to a receptor on the surface of the neuron called the N-methyl D-aspartate (NMDA) receptor. In normal brain function, binding of the NMDA receptor by glutamate initiates an influx of calcium into the neuron, which plays a role in normal brain function. One theory of the underlying physical changes (pathophysiology) that occur in the brains of Alzheimer’s disease patients, known as the “excitotoxicity” theory, holds that the NMDA receptor is excessively activated by glutamate. According to this theory, excessive activation of the NMDA receptor by glutamate in Alzheimer’s disease patients causes excessive quantities of calcium to enter neurons, which in turn kills or damages the neurons and causes some of the impaired brain functions seen in these patients. The drug most recently approved by the FDA to treat Alzheimer’s disease, Namenda®, is postulated to work by inhibiting the NMDA receptor. As described in more detail below under “—Existing Preclinical Data—In Vitro,” preclinical data generated to date suggest that Dimebon may inhibit the NMDA receptor.

Mitochondrial Permeability Transition Pores (MPTP)

Mitochondria are intracellular structures that are responsible for generating energy within all cells. Mitochondria are surrounded by a membrane which contains pores—known as mitochondrial permeability transition pores or MPTP—through which substances can pass between the mitochondria and the surrounding cell. Blocking MPTP is not a validated mechanism for treating Alzheimer’s disease. However, there is scientific basis that leads us to believe that this approach may be relevant to treating Alzheimer’s disease based on the hypothesized link between blocking MPTP and preventing death of nerve cells (neurons). One of the theories of the underlying pathophysiology of Alzheimer’s disease holds that the disease is caused in part by the death of neurons. Mitochondrial pore opening has been associated in the published literature with the death of neurons. For example, a review article published in 2003 in The Journal of Physiology and Biochemistry (Jordan V et al., “Mitochondrial control of neuron death and its role in neurodegenerative disorders”) reports that opening mitochondrial pores can lead to neuron death by allowing excess calcium to flow between the cytoplasm (the area of the cell surrounding the mitochondria) and the mitochondria, and by allowing so-called “suicide factors” (substances which induce cells to kill themselves) to escape from the mitochondria into the cytoplasm. An abstract of this publication is available free of charge at www.medscape.com. Preclinical data generated to date with Dimebon, described below under “—Existing Preclinical Data—In Vitro,” suggest to us that Dimebon may reduce permeability of the mitochondrial membrane, whether by means of blocking MPTP or through some other mechanism, which for the above reasons may protect neurons from dying. This potential additional property of Dimebon, which we believe may be of potential relevance to the treatment of Alzheimer’s disease, formed part of our decision to develop Dimebon as a potential therapy for that indication.

Existing Preclinical Data—In Vitro

Cholinesterase

In vitro experiments performed at the Institute of Physiologically Active Compounds in Russia, and confirmed by two U.S. contract laboratories, have demonstrated that Dimebon inhibits both of the two primary forms of cholinesterase—acetylcholinesterase and butyrylcholinesterase. The results of these experiments were published in 2001 in Annals of the New York Academy of Sciences (Bachurin S et al., “Antihistamine agent dimebon as a novel neuroprotector and a cognition enhancer”). An abstract of this publication is available free of charge at www.annalsnyas.org. Each of the cholinesterase inhibitors approved by the FDA to treat Alzheimer’s disease also inhibits both the acetyl and the butyryl forms of cholinesterase. Based on published data regarding the affinities with which the three FDA approved cholinesterase inhibitors bind their targets and based on these in vitro preclinical studies, Dimebon appears to inhibit butyrylcholinesterase more strongly than do two of the three FDA-approved drugs, while all three of the FDA-approved drugs inhibit acetylcholinesterase more strongly than Dimebon appears to do. The optimal level of affinity with which a drug must bind cholinesterase, whether the acetyl form, the butyrl form, or both forms, to safely and effectively treat Alzheimer’s disease is not known.

N-methyl D-aspartate (NMDA) Receptor

In vitro experiments performed at the Institute of Physiologically Active Compounds in Russia compared the ability of both Dimebon and Namenda® (an NMDA receptor inhibitor first approved by the FDA in 2003 to treat moderate-to-severe Alzheimer’s disease) to inhibit the NMDA receptor. These experiments showed that both Dimebon and Namenda® appeared to inhibit the NMDA receptor, but with differing affinities depending on the type of neuron involved. The range of affinities of each drug for the NMDA receptors on various types of neurons overlapped in this experiment, although in the majority of neurons tested Namenda® appeared to inhibit the NMDA receptor with higher affinity than did Dimebon. The results of these experiments were published in 2001 in Annals of the New York Academy of Sciences (Bachurin S et al., “Antihistamine agent dimebon as a novel neuroprotector and a cognition enhancer”) and in 2003 in Bulletin of Experimental Biology Medicine (Grigoriev VV et al., “Comparative study of action mechanisms of dimebon and memantine on AMPA- and NMDA-subtype glutamate receptors in rat cerebral neurons”). Abstracts of these publications are available free of charge at www.annalsnyas.org and www.medscape.com, respectively. Confirmatory experiments performed for us by a U.S. contract laboratory repeated the Russian findings that Dimebon appears to inhibit the NMDA receptor, although with a lower affinity than does Namenda®. Low affinity of a product candidate for its target is frequently considered to be an undesirable characteristic from a drug development standpoint. However, the optimal level of affinity with which a drug must bind the NMDA receptor, and the particular types of neurons in which such binding must occur, to safely and effectively treat Alzheimer’s disease is not known.

Mitochondrial Permeability Transition Pores (MPTP)

Dimebon also may block mitochondrial permeability transition pores or MPTP, a potential new drug target for the treatment of Alzheimer’s disease. In vitro experiments conducted at the Institute of Physiologically Active Compounds in Russia have demonstrated that Dimebon inhibits the ability of substances to flow into and out of mitochondria. In this experiment, the Institute of Physiologically Active Compounds scientists administered APß 25-35 to a preparation of mitochondria in a test tube. APß 25-35 is a fragment of the beta amyloid peptide, which is believed to play a leading role in the pathophysiology of Alzheimer’s disease, and is known to cause mitochondria to swell, presumably by increasing the permeability of the mitochondrial membranes. Dimebon was then administered to the mitochondria that had been treated with APß 25-35, and found to reduce this mitochondrial swelling, presumably by reducing the mitochondrial membrane permeability caused by the APß 25-35. The scientists who conducted these experiments believe that Dimebon achieves this effect by blocking MPTP, through which substances pass into and out of mitochondria. The results of these experiments were published in 2003 in Annals of the New York Academy of Sciences (Bachurin S et al., “Mitochondria as a target for neurotoxins and neuroprotective agents”). An abstract of this publication is available free of charge at www.annalsnyas.org.

Existing Preclinical Data—In Vivo

Active Avoidance Model of Alzheimer’s Disease

Scientists at the Institute of Physiologically Active Compounds in Russia tested Dimebon in a rat model of Alzheimer’s disease known as the active avoidance model. In this model, a rat is housed in a box with two chambers separated by a wall, each with a light overhead. The floor of the box is metallic and is engineered so that a few seconds after the overhead light in a chamber is turned on, an electrical shock is transmitted to the floor beneath the light. The rat quickly learns to move to the adjacent, non-electrically charged chamber as soon as the overhead light is turned on.

In this model, a condition of memory and cognition impairment was generated by injecting AF64A into the brains of rats. AF64A is a neurotoxin that, when injected into rat brains, appears to impair the rats’ cognition and memory. In this study, 75 rats were divided into four groups. The first group of animals was the control group, and received injections of saline only, while the second, third and fourth groups were injected with the neurotoxin. On the second day after these injections, and for each of the next ten days, the three neurotoxin-treated groups received, respectively, placebo, Dimebon and Tacrine. Tacrine is the first cholinesterase inhibitor approved by the FDA that was used to treat Alzheimer’s disease, but is no longer in use. After these treatments, the rats were trained to complete the active avoidance test, and then formal testing was begun. Trained animals were tested for the number of times they were able successfully to avoid electrical shock, as well as for time required to move to the non-electrically charged chamber of the box.

The performance level in the active avoidance test of rats that did not receive neurotoxin, measured by the number of times the rats successfully completed the test, was defined as 100. Based on that scale, the performance level of rats receiving the neurotoxin but neither Dimebon or Tacrine dropped to 65. By contrast, the performance of neurotoxin treated rats that also received Dimebon or Tacrine was 90, a result 38% better than that of the neurotoxin treated rats that received only placebo and almost as good as that of the control rats—which did not receive any neurotoxin. The relative benefits of Dimebon and Tacrine were even higher when the rats were evaluated on whether they could successfully complete the active avoidance test eight times consecutively. The performance level of the control animals on this test again was defined as 100, and dropped to 40 in the neurotoxin treated rats that were not given either Dimebon or Tacrine. For the neurotoxin treated rats that received Dimebon or Tacrine, the performance level in completing the active avoidance test eight times in a row was 90, a result 125% better than that of the neurotoxin treated rats that received only placebo and almost as good as that of the rats that did not receive any neurotoxin. Based on these two measurements of successful completion, Dimebon and Tacrine performed comparably in this experiment.

When measured based on time needed for the rats successfully to complete the active avoidance test, Dimebon and Tacrine again both performed better than placebo, but in this instance Dimebon also performed better than Tacrine. Specifically, the control rats required on average 4.8 seconds to complete the active avoidance test, while the animals receiving neurotoxin required more time—on average 5.5 seconds—to do so. By contrast, the Tacrine-treated rats completed the test in an average of four seconds, and the Dimebon-treated rat required only an average of three seconds to do so. It is noteworthy that, based on the time to completion measurement in this experiment, both the Dimebon and Tacrine-treated animals performed better than the animals that did not receive any neurotoxin. The results of the experiments described in this section entitled “Active Avoidance Model of Alzheimer’s Disease” were published in 2001 in Annals of the New York Academy of Sciences (Bachurin S et al., “Antihistamine agent dimebon as a novel neuroprotector and a cognition enhancer”). An abstract of this publication is available free of charge at www.annalsnyas.org.

Morris Water Maze Model of Alzheimer’s Disease

Scientists at the Institute of Physiologically Active Compounds in Russia tested Dimebon in a second rat model of Alzheimer’s disease known as the Morris water maze model. In this model, a rat swims in a five-foot diameter vat of water with a small submerged platform which the swimming rat cannot see. An overhead video camera tracks the rat’s swimming path, which is digitized, mapped and measured. The rat swims randomly in the vat of water with no place to rest until it finds the submerged platform. The rat is trained to find the platform and once it does and remembers the location of the platform, the route that the rat takes from its starting place to the platform becomes more direct and less random. Control rats eventually learn and remember the location of the platform and swim in a fairly direct route to the platform.

In these experiments, rats received injections of the neurotoxin AF64A directly into their brains. One day after the neurotoxin was administered, rats were treated orally with placebo, Aricept®, Namenda® or Dimebon, respectively, for approximately three and one-half weeks. Aricept® and Namenda® are the leading FDA-approved cholinesterase inhibitors and NMDA receptor inhibitors, respectively, for the treatment of Alzheimer’s disease. For approximately the first week and a half of treatment, the rats were trained to find the submerged platform. Training was then stopped, and assessments of memory (“retention”) were made at approximately 2 weeks (“retention 1”) and approximately 4 weeks (“retention 2”).

The results of these experiments are depicted in the chart below. Neurotoxin-treated rats that were not also treated with any drug did not learn or remember the location of the platform and swam randomly. By contrast, neurotoxin-treated rats which were also treated with Aricept®, Namenda® or Dimebon all showed comparable improvement in their ability to learn and remember the platform’s location, as indicated by the more direct (less random) swimming pattern to the submerged platform. After drug treatment was discontinued at the end of approximately three and a half weeks, rats treated with Aricept® appeared to forget the location of the submerged platform, as evidenced by their swimming pattern becoming more random and less direct, while rats treated with Namenda® or Dimebon continued to remember the location. In this regard, Namenda® and Dimebon, which both appear to inhibit the NMDA receptor, appeared in these experiments to perform better than Aricept® in durability of response. The experiments were performed by Dr. Sergey Bachurin, a member of our Scientific and Clinical Advisory Board. The results of the experiments are not yet published. We assume responsibility for the veracity of these experiments.

Drosophila Fruit Fly Model of Huntington’s Disease

The gene responsible for Huntington’s disease was discovered in 1993. This discovery allowed scientists to develop transgenic animal models of Huntington’s disease—models in which the animals have been engineered to express the human Huntington’s disease gene. One such model is the Drosophila fruit fly. As reported in the published scientific literature, insertion of the Huntington’s disease gene into the Drosophila fruit fly has been shown to induce many of the pathological and clinical signs of Huntington’s disease seen in humans. We selected the transgenic Drosophila fruit fly model because we believe it offers several advantages as a model of Huntington’s disease. First, the fruit fly contains a fully functional nervous system with an architecture that separates specialized functions such as vision, smell, learning and memory in a manner not unlike that of mammalian nervous systems. Second, the eye of the fruit fly is comprised of specialized neurons called photoreceptors which can be directly observed through a microscope. This allows scientists to observe directly the ability of potential neuroprotective drugs to prevent neuronal death. And third, among human genes known to be associated with disease, approximately 75% have a Drosophila fruit fly counterpart.

Scientists at the University of California, Irvine tested two groups of transgenic Drosophila fruit flies engineered to express the human Huntington’s disease gene. Dimebon was administered to one group of transgenic flies in their food for a period of seven days, while the second group of transgenic flies did not receive Dimebon. At the end of this period, the scientists examined the eyes of each group of flies under a microscope, and counted the numbers of functioning photoreceptors they observed. In this experiment, Dimebon was found to protect these photoreceptors against the neuronal death associated with Huntington’s disease in a dose dependent manner.

Mouse Anti-Aging Study

In an in vivo experiment performed at the Institute of Physiologically Active Compounds in Russia, Dimebon was shown to reduce certain aging-associated conditions, and to increase survival, in normally aging mice. In this study, 100 normally aging mice, which have a typical lifespan of approximately two years, were given either Dimebon (dissolved in their daily drinking water, 50 mice) or a placebo (drinking water control, 50 mice) for 13 months. At the end of the study, Dimebon was found to reduce several common signs of aging associated with this animal model—cataracts (82% reduction), balding (42% reduction) and cachexia (age-associated weight loss). Most significantly, Dimebon was shown to prolong survival in this experiment. At the end of the study, 83% more mice were alive in the Dimebon group than in the control group. The results of this study are not yet published in a peer reviewed scientific journal. We assume responsibility for the veracity of these results.

Existing Clinical Data—Pilot Study

Dimebon appeared to improve some aspects of memory, cognitive and global function in a pilot open-label clinical study in 14 Alzheimer’s disease patients conducted at the Moscow Center for Gerontology in Russia. The patients were treated with oral Dimebon, three times daily for two months. Patients’ memory, cognitive and global function were assessed by two psychiatric scales, the Hasegawa Dementia Scale and a scale developed by one of the investigators in the study, called the Bukatina Scale. Baseline scores for individual patients were determined prior to drug treatment and then subsequent memory and functional assessments were performed by two psychiatrists on patients treated open-label with Dimebon. After two months of Dimebon treatment, treatment was stopped and patient psychiatric assessments for memory and cognitive function continued for an additional two months. Patients treated with Dimebon experienced an improvement in memory and cognition after two months of therapy. Furthermore, after Dimebon was discontinued at week eight, a deterioration in cognitive function in the Alzheimer’s disease patients was observed. The results of this clinical study were published in 2001 in Annals of the New York Academy of Sciences (Bachurin S et al., “Antihistamine agent dimebon as a novel neuroprotector and a cognition enhancer”). An abstract of this publication is available free of charge at www.annalsnyas.org. Study results are also reproduced in our issued patent covering the use of Dimebon to treat neurodegenerative diseases, which is available free of charge at www.uspto.gov (patent number US 6,187,785 B1).

This small, pilot clinical study was not randomized, blinded, placebo-controlled, or powered to achieve statistical significance, did not use endpoints currently required by the FDA for approval of Alzheimer’s disease therapeutics, and did not use Dimebon that we can demonstrate to have been manufactured in compliance with current good manufacturing practices and other applicable regulatory standards. For these reasons, we cannot use this study as affirmative evidence of the potential safety or efficacy of Dimebon to treat Alzheimer’s disease or any other indication in any filing with the FDA or other regulatory agencies, nor do we know if the results of this study will be reproduced in any subsequent clinical studies that we may conduct, including our ongoing Phase II clinical study in Russia. However, we found the results of this study to be interesting and consistent with the existing preclinical data on Dimebon, described elsewhere in this prospectus, and therefore used the results of this study to help make our decision to acquire the Dimebon technology.

First Clinical Indication—Alzheimer’s Disease

Alzheimer’s disease, the leading cause of dementia, is characterized by the progressive loss of memory, thinking (cognitive function) and the ability to perform the activities of daily living (global function). According to the Alzheimer’s Association, Alzheimer’s disease currently affects approximately 4.5 million people in the U.S., including as many as 10% of people aged 65 and older and nearly 50% of those aged 85 and older. Due to the aging baby boomer population and the increased prevalence of Alzheimer’s disease in older populations, the Alzheimer’s Association has projected that Alzheimer’s disease cases in the U.S. will rise to as many as 16 million by 2050 unless prevention or a cure is found. According to a published article in the December 19, 2000 issue of Scientific American, worldwide cases of Alzheimer’s disease are expected to reach 22 million by 2025. According to information available free of charge on the website of the American Health Assistance Foundation (www.ahaf.org), Alzheimer’s disease kills 59,000 people per year in the U.S. According to the Alzheimer’s Association, on average between three and 20 years pass between a patient’s initial diagnosis with Alzheimer’s disease and his or her death, with an average duration of eight years. The Alzheimer’s Association has estimated that total annual expenditures on Alzheimer’s disease in the U.S. exceed $100 billion annually, and that the average lifetime cost per Alzheimer’s disease patient is $174,000. All information in this paragraph attributed to the Alzheimer’s Association is available free of charge on their website (www.alz.org).

FDA-Approved Therapeutics and Postulated Mechanisms of Action

The precise physical changes in the brain that produce Alzheimer’s disease are complex and not completely understood. However, we believe that the two best-validated drug targets for Alzheimer’s disease are cholinesterase and the N-methyl-D-aspartate receptor (NMDA) receptor. There are only four currently used drugs that the FDA has approved for the treatment of Alzheimer’s disease. Although the precise mechanism of action of these four drugs is unknown, three of these drugs are believed to inhibit cholinesterase, and one is believed to inhibit the NMDA receptor. These four drugs and their respective marketers, FDA approval dates (as listed in the FDA’s on-line edition of its Orange Book) and postulated mechanisms of action (as appearing in the package inserts for these drugs) are set forth in the following table.

Drug	Marketed by	FDA Approvals	Postulated Mechanism
Aricept® (donepezil)	Pfizer Inc./Eisai Co., Ltd.	November 25, 1996	Cholinesterase inhibition

Exelon® (rivastigmine)	Novartis AG	April 21, 2000	Cholinesterase inhibition

Razadyne® (galantamine)	Johnson & Johnson	February 28, 2001	Cholinesterase inhibition

Namenda® (memantine)	Forest Laboratories, Inc.	October 16, 2003	NMDA receptor inhibition

Combination Therapy

A study published in the January 21, 2004 issue of the Journal of the American Medical Association concluded that Namenda® combined with Aricept® is significantly more effective in treating the symptoms of Alzheimer’s disease than Aricept® alone. This study compared the use of a combination of Namenda®, an NMDA receptor inhibitor, and Aricept®, a cholinesterase inhibitor, to Aricept® alone in 404 patients with moderate-to-severe Alzheimer’s disease. After six months of dosing, patients who took the combination therapy (Namenda® plus Aricept®) had significantly better outcomes on measurements of cognition, activities of daily living, global outcome and behavior compared to patients who took Aricept® alone. This study was reported by its authors to be the first to show superiority of dual target inhibition (NMDA receptor and cholinesterase inhibition) over single target inhibition (cholinesterase inhibition only) in Alzheimer’s disease patients. This study suggests that combination therapy directed at both cholinesterase and the NMDA receptor eventually may become an important clinical approach to treating Alzheimer’s disease. As noted above under “—Existing Preclinical Data—In Vitro,” preclinical data generated to date suggest that Dimebon may inhibit both cholinesterase and the NMDA receptor.

Market Size and Performance of Existing FDA-Approved Therapeutics

Based on financial information publicly disclosed by the marketers of Alzheimer’s disease therapeutics, these drugs constitute more than a billion dollar market per year worldwide. Aricept®, the largest selling cholinesterase inhibitor, generated more than $1 billion in combined global sales for Pfizer Inc. and Eisai Co., Ltd. in 2002 (as reported in the 2002 Annual Report of Pfizer, Inc.), while Exelon®, the second largest-selling cholinesterase inhibitor, generated $422 million in global sales for Novartis AG in 2004 (as reported in Novartis’ full-year 2004 results appearing on its website). While Forest Laboratories, Inc.’s NMDA receptor antagonist Namenda® was only approved in October 2003, it generated sales of approximately $333 million for Forest Laboratories, Inc. in its fiscal year ended March 31, 2005 (as reported by Forest Laboratories, Inc. in its earnings release for that period).

The market performance of the existing Alzheimer’s disease therapeutics is particularly noteworthy given that their clinical performance to date has been modest. Specifically, as stated in their FDA-approved labelling, none of the drugs approved by the FDA to treat Alzheimer’s disease has been proven to prevent or change the underlying process of brain deterioration (neurodegeneration) in patients with Alzheimer’s disease. Rather, these drugs have been shown only to slow the worsening of the symptoms of Alzheimer’s disease—primarily loss of cognitive and global function. Furthermore, in the studies submitted in support of applications for FDA approval of these drugs, none of these drugs was shown significantly to improve both cognitive and global function in the patients studied. Thus, we believe that there is room for improvement in this large and growing pharmaceutical market, and have chosen to invest in our Dimebon program based in part on that belief.

Our Alzheimer’s Disease Development Plan

Development in Russia.    In September 2005, we enrolled the first patient in a randomized, double-blind, placebo-controlled Phase II study of Dimebon to treat Alzheimer’s disease. This study is intended to enroll up to 166 patients with mild-to-moderate Alzheimer’s disease at approximately 12 sites in Russia. We intend to perform this study in compliance with good clinical practices, and expect the treatment period (six months) and study endpoints to reflect those used in pivotal registration studies for drugs previously approved by the FDA to treat Alzheimer’s disease, in order to maximize the persuasive value of the data generated. We expect to complete patient dosing in this study by June 2006. However, we caution you that this is a forward-looking statement and subject to significant risk and uncertainty. See “Forward-Looking Statements.” Since we are unable to demonstrate the U.S. good manufacturing practices compliance of the Russian produced tablets, our use of those tablets in the Russian Phase II study means that this study, if positive, could be relied upon as a proof-of-concept study but not as a pivotal registration study.

Development in the U.S.    Simultaneously with the Russian Phase II study, we have initiated animal studies required to obtain FDA approval to conduct Alzheimer’s disease clinical studies in the U.S. Because Dimebon has not previously been approved for use in the U.S., the U.S. development pathway entails generating data from animal testing required to support an investigational new drug application to the FDA, and obtaining FDA approval of the investigational new drug application, before we can begin human testing in the U.S. We began these in vivo studies in February 2005. We expect to file our investigational new drug application with the FDA in the first quarter of 2006, and to begin a U.S. Phase I clinical study of Dimebon for Alzheimer’s disease in the second quarter of 2006. However, we caution you that these are forward-looking statements and subject to significant risk and uncertainty. See “Forward-Looking Statements.”

Second Clinical Indication—Huntington’s Disease

Huntington’s disease is a fatal neurological disorder characterized clinically by involuntary movements, loss of cognitive function and a wide spectrum of behavioral disorders. Common motor symptoms include chorea (involuntary writhing and spasming), clumsiness and progressive loss of the abilities to walk, speak and swallow. Cognitive symptoms include loss of intellectual speed, attention and short-term memory. Behavioral symptoms span the range of changes in personality, depression, irritability, emotional outbursts and apathy. Huntington’s disease is known to be caused by a specific genetic mutation, which results in degeneration of neurons in many different regions of the brain. This degeneration is particularly focused in neurons located in the basal ganglia, structures deep within the brain that control many important functions including coordinating movement, and also in neurons on the outer surface of the brain or cortex, which controls thought, perception and memory.

There are no FDA-approved therapies to treat Huntington’s disease, and the disease is invariably fatal. Everyone who carries at least one copy of the Huntington’s disease mutation and lives long enough will develop the disease. Symptoms generally begin between the ages of 30 and 45, but have been reported to appear as early as two years of age. Death usually occurs between 10 and 20 years after the onset of symptoms, making Huntington’s disease not only a devastating but also a protracted illness. According to information on the website of the Hereditary Disease Foundation (www.hdfoundation.org), in the U.S. alone approximately 30,000 patients currently suffer from Huntington’s disease, and an additional 150,000 are genetically at risk for developing it. The Huntington’s Disease Society of America estimates that the prevalence of Huntington’s disease in the U.S. population is approximately 1 in 10,000 persons, as stated on its website (www.hdsa.org).

Our Huntington’s Disease Development Plan

We believe that the animal studies we are conducting in the U.S. to support our investigational new drug application to begin clinical testing of Dimebon in Alzheimer’s disease will be sufficient to support an investigational new drug application for Huntington’s disease. Thus, we expect to file an investigational new drug application for Huntington’s disease in the first quarter of 2006 and to begin U.S. clinical testing of Dimebon in Huntington’s disease in the second quarter of 2006. Based on our discussions with outside clinical and regulatory advisors, we believe that because Huntington’s disease is a life-threatening condition for which no FDA-approved therapy exists, we may be able to enroll Huntington’s disease patients, rather than healthy volunteers, in our initial clinical study. If we receive permission to do this, we may be able to evaluate Dimebon in this study for potential efficacy rather than only for safety. However, we caution you that these are forward-looking statements and are subject to significant risk and uncertainty. See “Forward-Looking Statements.”

The FDA provides several options to facilitate development of drugs for rare and serious, life-threatening diseases—orphan drug designation, fast track status and priority NDA review—that we believe may be available for our Huntington’s disease program.

Orphan Drug.    Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. We believe Huntington’s disease meets this requirement. Orphan drug designation must be requested before submitting a new drug application, or NDA, to the FDA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review or approval process. If a product that has orphan drug designation subsequently receives FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, i.e., the FDA may not approve any other applications to market the same drug for the same disease, except in very limited circumstances, for seven years. Although obtaining FDA approval to market a product with orphan exclusivity can be advantageous, there can be no assurance that it would provide us or a partner with a material commercial advantage.

Fast-track Designation.    FDA’s fast-track program is intended to facilitate the development and expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition for which there is no effective treatment and demonstrate the potential to address unmet medical needs for the condition. We believe Huntington’s disease meets the conditions for fast-track designation. If fast-track designation is obtained, the FDA may initiate review of sections of an NDA before the application is complete. This rolling review is available if the applicant provides a schedule for the submission of the remaining information and pays applicable user fees. Fast-track designation may be withdrawn by the FDA if the FDA believes the designation is no longer supported by data emerging in the clinical trial process.

Priority Review.    In some cases, a fast-track designated product may also qualify for priority review under FDA policies. A product is eligible for priority review, or review within a 6 month timeframe from the time an NDA is accepted for filing, if the product provides a significant improvement compared to marketed products in the treatment, diagnosis, or prevention of a disease. A fast-track designated product would ordinarily meet the FDA’s criteria for priority review. We cannot guarantee any of our product candidates will receive a priority review designation, or if a priority designation is received, that review or approval, if any, will be faster than conventional FDA procedures.

Other Potential Indications

Based on the data described above under “—Existing Preclinical Data—In Vitro,” “—Existing Preclinical Data—In Vivo,” and “—Existing Clinical Data,” we believe that a scientific and clinical rationale exists for exploring the potential of Dimebon to treat other human neurodegenerative diseases in addition to Alzheimer’s disease and Huntington’s disease. We thus intend to conduct additional preclinical studies of Dimebon to explore its potential efficacy in these indications.

In addition, we believe that the 83% survival advantage observed in the study described above under “—Existing Preclinical Data—In Vivo—Mouse Anti-Aging Study” is noteworthy. While developing a drug to prolong survival in humans would require extremely long and costly clinical studies, development of Dimebon as a treatment to prolong survival in pets would require significantly less time and cost and may represent a significant market opportunity for us. We intend to explore the feasibility of this potential opportunity, including by entering into exploratory discussions with potential collaborators in the pet pharmaceutical industry.

Our MDVN 300 Series Prostate Cancer Program

On August 15, 2005, Medivation Prostate Therapeutics, Inc. (“MPT”), a newly-formed Delaware corporation and our subsidiary, obtained an exclusive, worldwide commercial license to a series of novel small molecules, referred to as the MDVN 300 series compounds, which in in vitro and in vivo studies of human prostate cancer cells have demonstrated promising results in treating metastatic prostate cancer, including cancer that has become resistant to standard hormonal therapies (“hormone-refractory” prostate cancer, or “HRPC”). The MDVN 300 series compounds were rationally designed at the University of California, Los Angeles, based on a key scientific discovery in the field of prostate cancer made in the laboratory of Charles Sawyers, M.D., Peter Bing Professor and a Howard Hughes Medical Institute Investigator at the University of California, Los Angeles, which discovery is described below.

Prostate Cancer Statistics

According to the American Cancer Society, prostate cancer is the most commonly diagnosed cancer among men in the U.S., other than skin cancer. The American Cancer Society estimates that approximately 232,000 new cases of prostate cancer will be diagnosed, and approximately 30,000 men will die of prostate cancer in the U.S. alone during 2005. Prostate cancer is thus responsible for approximately 10% of U.S. cancer-related deaths in men, making it the second-leading cause of cancer death in men, after lung cancer.

Metastatic Prostate Cancer—The Hormone-Sensitive and Hormone-Refractory States

Metastatic prostate cancer is cancer that has spread beyond the prostate and surrounding tissues into distant organs and tissues. The majority of men who die from prostate cancer die from the consequences of metastatic disease. According to the National Cancer Institute, median survival of patients with prostate cancer that has metastasized to distant organs is usually one to three years, and most such patients will die of prostate cancer. Metastatic prostate cancer is generally divided into two states: the hormone-sensitive state and the hormone-refractory state.

The Hormone-Sensitive State.    Testosterone and other male sex hormones, known collectively as “androgens,” can fuel the growth of prostate cancer cells. Androgens exert their effects on prostate cancer cells by binding to and activating the androgen receptor, which is expressed in prostate cancer cells. When they first metastasize to distant sites, most prostate cancers depend on androgens for growth. These prostate cancers are known as “hormone-sensitive” cancers.

Accordingly, the leading therapies currently used for the treatment of metastatic prostate cancer are focused on diminishing, or “antagonizing,” the effects of androgens on prostate cancer cells. This effect is achieved through two separate approaches. The first approach uses drugs known as “anti-androgens,” which directly block the interaction of androgens with the androgen receptor. Casodex® (bicalutamide), sold by AstraZeneca PLC, is the largest selling of these drugs, with global annual sales of more than $1 billion in 2004 according to the public disclosures of AstraZeneca PLC. The second approach is to reduce the amount of androgens produced in the body, primarily in the testicles. This can be achieved surgically by removal of both testicles (orchiectomy) or through use of drugs known as luteinizing hormone-releasing hormone (LHRH) agonist drugs, which lower the native production of testosterone in the testicles (sometimes called “chemical castration”). Anti-androgens and LHRH agonists often are given in combination therapy, an approach known as a “combined androgen blockade.” However, because these therapies operate by reducing the ability of androgens to fuel the growth of prostate cancer cells, they generally are effective only on prostate cancers which remain hormone-sensitive—i.e., those which still depend on androgens for growth.

The Hormone-Refractory State.    Most metastatic prostate cancers initially are hormone-sensitive and thus respond to hormonal therapies. However, according to a study published in the October 7, 2004 issue of The New England Journal of Medicine, virtually all hormone-sensitive metastatic prostate cancers undergo changes that convert them from being dependent on androgens for growth to becoming androgen independent in a median of 18-24 months after initiation of hormonal therapy. Prostate cancers in this state are known as “hormone-resistant” or “hormone-refractory” prostate cancers (“HRPCs”). The switch from the hormone-sensitive to the hormone-refractory state following initiation of hormonal therapy is generally determined either based on rising levels of prostate specific antigen (“PSA”), or on documented disease progression as evidenced by imaging tests or clinical symptoms. Metastatic prostate cancers that have become hormone-refractory are extremely aggressive. According to the textbook Cancer: Principles & Practice of Oncology (7th ed. 2005), HRPCs are a major cause of prostate cancer deaths. According to the article referred to above in The New England Journal of Medicine, patients with metastatic, hormone-refractory prostate cancer have a median survival of only 10 to 12 months.

A primary reason that HRPCs are so deadly is that they are difficult to treat. HRPCs no longer respond to hormonal therapies that are effective in the hormone-sensitive state. To further complicate the situation, due to biological changes in prostate cancers that have entered the hormone-refractory state, drugs that initially block the androgen receptor and inhibit growth of hormone-sensitive prostate cancers may actually have precisely the opposite effect and start to fuel the growth of HRPCs. Agents are clearly needed to improve the treatment options for patients with HRPC.

Switch from the Hormone-Sensitive to the Hormone-Refractory State

One of the factors that historically has hindered the development of drugs to treat HRPC was that it was not known what caused metastatic prostate cancer cells to switch from the hormone-sensitive to the hormone-refractory state. This problem recently was addressed by Dr. Sawyers and his colleagues at the Howard Hughes Medical Institute and The University of California, Los Angeles, who discovered that one of the important mechanisms by which prostate cancers switch from the hormone-sensitive to the hormone-refractory state appears to be through overexpression of the androgen receptor. In the published results of experiments comparing gene expression in hormone-sensitive and hormone-refractory prostate cancer cells, published in the January 1, 2004 issue of Nature Medicine, colleagues reported that an increase in androgen receptor expression was the only gene change consistently associated with hormone-refractory disease. In a series of experiments, Dr. Sawyers and his scientists showed (as expected) that activation of the androgen receptor in hormone-sensitive human prostate cancer cell lines was inhibited by current androgen receptor blockers, including Casodex®. However, when the prostate cancer cell lines were genetically engineered to overexpress the androgen receptor (converting them from the hormone-sensitive to the hormone-refractory state), not only did Casodex® fail effectively to inhibit the androgen receptor in these cells, but in some cases it became a stimulant of the androgen receptor. Androgen receptor activation is correlated with the growth of prostate cancer. This finding is consistent with the published human clinical experience with Casodex® in HRPC.

The MDVN 300 Series Compounds

Based on the discovery of a mechanism by which prostate cancers shift from the hormone-sensitive to the hormone-refractory state, scientists synthesized a series of organic small molecules, which we refer to as the MDVN 300 series compounds, which bind to and block the androgen receptor. Based upon the discovery that androgen receptor overexpression converts prostate cancer from the hormone-sensitive to hormone-refractory state, these scientists hypothesized that HRPC might be more effectively treated with agents that bind to and block the androgen receptor in a different manner than Casodex® or other currently used androgen receptor blockers used for the treatment of hormone-sensitive prostate cancer. The MDVN 300 series compounds consists of a large number of structurally-related chemical entities. More than 160 members of the MDVN 300 series compounds have been synthesized and tested to date, and we expect to continue synthesis of new molecules for consideration as lead development candidates.

Existing Preclinical Data

The existing preclinical data on the MDVN 300 series compounds were generated primarily by the licensor of our MDVN 300 series compounds, and consist of a series of early preclinical experiments designed primarily to demonstrate the potential efficacy of these compounds in treating HRPC and, to a lesser extent, hormone-sensitive prostate cancer.

Experiments Using Human HRPC Cells.    In these experiments, human HRPC cell lines were created by engineering cultured human prostate cancer cells to overexpress the androgen receptor. Both MDVN 300 series compounds and Casodex®, the leading FDA-approved therapy for hormone-sensitive prostate cancer, were then tested in these human HRPC cells. The impact of these drugs on four endpoints of potential interest in treating HRPC was measured—the degree to which they activated the androgen receptor, the degree to which they affected the expression of prostate specific antigen (PSA), the degree to which they inhibited the growth of human HRPC cells, and the degree to which they inhibited the growth of tumors due to human HRPC cells that had been implanted into mice. MDVN 300 series compounds showed promising effects in these experiments while Casodex®, as would be expected based on its known limited efficacy in treating HRPC, did not. In our opinion, the results of these experiments provide a scientific rationale for considering MDVN 300 series compounds as potential therapeutic agents for HRPC.

Experiments Using Human Hormone-Sensitive Prostate Cancer Cells.    These experiments used human prostate cancer cell lines that had not been engineered to overexpress the androgen receptor, and thus remained in the hormone-sensitive state. Both MDVN 300 series compounds and Casodex® were tested in these human hormone-sensitive prostate cancer cells for their ability to inhibit cell growth. As expected based on its demonstrated efficacy in treating hormone-sensitive prostate cancer, Casodex® inhibited cell growth in these experiments. Significantly, however, MDVN 300 series compounds also inhibited the growth of these hormone-sensitive prostate cancer cells—comparably to, and in certain cases better than, Casodex®. In our opinion, the results of these experiments provide a scientific rationale for considering MDVN 300 series compounds as potential therapeutic agents for hormone-sensitive prostate cancer as well as for HRPC.

Current Development Status

The data generated to date on the MDVN 300 series compounds, while interesting, are not sufficient to enable us take the next necessary step in developing these compounds—the selection of a lead development candidate. As is typically the case in the pharmaceutical development process, the selection of a lead development candidate from the MDVN 300 series will involve tradeoffs between efficacy and other required characteristics of a pharmaceutical product—including favorable safety, pharmacokinetic and bioavailability profiles. The specific MDVN 300 series compounds that appear to have the best efficacy to date also appear to have suboptimal bioavailability and/or pharmacokinetic properties that, if not improved upon, could render them unsuitable as lead development candidates. We thus plan to generate additional preclinical data on the most promising MDVN 300 series compounds to enable us to select a lead development candidate, including the modification of existing members, and the synthesis of new members, of the MDVN 300 series compounds for testing. While we believe that this additional work is a worthwhile investment given the data generated to date, we cannot assure you that we will succeed in identifying a lead development candidate. See “Risk Factors—Risks Related to our Business.”

Our ability to select a lead development candidate will be further complicated by the fact that there is a large body of prior art, including multiple issued patents and published patent applications, covering molecules in the same chemical class as our MDVN 300 series compounds. Since our MDVN 300 series includes more than 160 specific molecules, we expect that some members of this series may not be patentable in light of this prior art, or may infringe the claims of patents presently issued or issued in the future. These intellectual property considerations may disqualify one or more of our MDVN 300 series compounds from consideration as lead development candidates, including MDVN 300 series compounds that may be the most desirable lead development candidate if not for such intellectual property considerations.

Rationale for Further Development

We believe that the MDVN 300 series compounds show promise as potential prostate cancer therapeutics for several reasons. First, we believe that the data generated by our licensor, which were conducted using human prostate cancer cell lines, suggest that these drugs might be safe and effective treatments for HRPC, an indication for which a large unmet medical need presently exists. Second, the performance of Casodex® in these experiments—suggesting limited efficacy in treating HRPC—is consistent with what has been seen previously in clinical practice. This factor increases our confidence that the human HRPC cell lines used in these experiments may be predictive of actual human hormone-refractory prostate cancer. Third, unlike in most cancers, in prostate cancer there is a widely used surrogate marker of tumor growth—PSA. By monitoring PSA levels in our preclinical and early clinical trials, we believe we will be able to obtain indications of any potential efficacy earlier than would be the case in other cancers lacking such surrogate markers. In prostate cancer patients, PSA levels are used as a proxy to track tumor growth. We believe this will improve the efficiency of the development process and reduce the risk profile by accelerating the determination of the clinical viability of our selected compounds. Finally, the performance of MDVN 300 series compounds in these experiments suggests not only potential efficacy in treating HRPC, but also potential efficacy in treating hormone-sensitive prostate cancer, which is known to be sensitive to agents that block the androgen receptor.

Development Plan

One element of our stated business strategy is to acquire only technologies that we believe can enter clinical development within 12 to 18 months after acquisition. Based on the data we currently have—which includes the in vitro and in vivo efficacy data described above, preliminary toxicity, pharmacokinetics and bioavailability data on MDVN 300 series compounds from experiments performed both by our licensor and in independent laboratories engaged by us, and discussions with contract manufacturers regarding the manufacturability of MDVN 300 series compounds—we believe that our MDVN 300 series technology meets this criterion.

Our specific development objectives for this program are to identify a lead development candidate in early 2006, to initiate IND-enabling preclinical studies on this lead candidate in mid-2006, and to file an IND application with the FDA in time to allow us to initiate human clinical studies by the end of 2006. However, we caution you that these are forward-looking statements and subject to significant risks and uncertainties, including those listed under “Risk Factors” elsewhere in this prospectus.

Our NT0904 Series Program

We own a pending U.S. patent application and foreign counterparts covering a group of potential small molecule drugs in a class of compounds known as alkylisothioureas. Scientists at the Institute of Physiologically Active Compounds in Russia have performed laboratory and animal tests on various members of this compound series. The specific molecule that generated the most interesting results in those experiments is known as NT0904.

In vivo experiments performed at the Institute of Physiologically Active Compounds in Russia have shown that NT0904 appears to inhibit the NMDA receptor with an affinity comparable to that of Namenda®, the NMDA receptor inhibitor approved by the FDA in October 2003 to treat moderate to severe Alzheimer’s disease. In addition, in these experiments NT0904 also appeared to enhance or potentiate the activity of a second drug target known as the AMPA receptor. Drugs that enhance the activity of the AMPA receptor are sometimes referred to in the published literature as “ampakines.” Reports in the published literature have hypothesized that ampakines may enhance memory in general, and in particular that they may help reduce the loss of memory experienced by Alzheimer’s disease patients.

Scientists at the Institute of Physiologically Active Compounds in Russia studied the effects of NT0904 in the Morris Water Maze Test—the same animal model of Alzheimer’s disease in which they tested Dimebon as described above. In these experiments, Dimebon demonstrated a benefit comparable to that of Namenda®. The results of these experiments were published in 2003 in Bulletin of Experimental Biology Medicine (Lermontova NN et al., “Comparison of the effect of NT-0904 and antidementia drugs on learning and memory in rats with chronic cerebral cholinergic deficiency”), an abstract of which is available free of charge at www.medscape.com.

The AMPA receptor is not a validated target for memory enhancement, Alzheimer’s disease or any other condition. Thus, although we believe that the laboratory and animal data summarized above are interesting, in light of recent data leading us to expand the clinical indications for Dimebon, we have elected to defer further development of our NT0904 series compounds at this time.

Research and Development

Please refer to our financial statements for spending related to our research and development activities since our inception.

Intellectual Property

As of October 5, 2005, we owned issued patents in the U.S., Europe and Hong Kong claiming the use of Dimebon and certain related compounds to treat neurodegenerative diseases. A corresponding patent application is pending in Canada, and a continuation application is pending in the U.S. We also own pending patent applications claiming the use of Dimebon and certain related compounds for anti-aging purposes and the NT0904 series compounds and their use. We own all of the above intellectual property and have full control over prosecution and enforcement against potential infringers. We also jointly own a pending patent application claiming the use of Dimebon and certain related compounds to treat Huntington’s disease. In addition, as of August 15, 2005, we have an exclusive license to two pending patent applications covering the MDVN 300 series compounds and their uses in the treatment and prevention of disease. We intend to prosecute all of our intellectual property and request that our licensors prosecute all of our licensed intellectual property in the U.S., Europe and other jurisdictions that we deem appropriate.

Neurodegenerative Diseases

Our Medivation Neurology, Inc. subsidiary owns patent rights claiming the use of Dimebon and related compounds to treat neurodegenerative diseases. These rights include one issued patent in each of the U.S., Europe and Hong Kong. The U.S. patent (U.S. 6,187,785) was issued on February 13, 2001, and the European patent (EP 0 876 818 B1) was issued on December 18, 2002. The U.S. and European patents expire in October 2016. However, if we succeed in receiving regulatory approval to sell Dimebon, then under current laws our patent protection for Dimebon for the first approved indication may be eligible for extension for up to five additional years. We purchased our issued patents from Selena Pharmaceuticals, Inc. on October 10, 2003. Medivation Neurology, Inc. also jointly owns a separate patent application claiming the use of Dimebon and certain related compounds to treat Huntington’s disease. If any patents issue on this application, they generally will have a term ending in 2026, subject to potential patent term extensions based on time required to obtain regulatory approval for products covered by the patent applications and certain delays in prosecution of these patent applications.

Anti-Aging

Our Medivation Neurology, Inc. subsidiary owns a patent application claiming the use of Dimebon and certain related compounds as anti-aging agents. This patent application is based on the results of the 13-month mouse study described elsewhere in this prospectus. If any patents issue on this application, they generally will have a term ending in December 2024. We purchased this patent application on March 21, 2004, from its inventors, both of whom are scientists at the Institute of Physiologically Active Compounds in Chernogolovka, Russia.

MDVN 300 Series Compounds

Our Medivation Prostate Therapeutics, Inc. subsidiary holds an exclusive, worldwide commercial license to two patent applications claiming the MDVN 300 series compounds and their uses in the treatment and prevention of disease. If any patents issue on this application, they generally will have terms ending in 2025 and 2026 subject to potential patent term extensions based on time required to obtain regulatory approval for products covered by the patent applications and certain delays in prosecution of these patent applications. We acquired our license to these patent applications on August 15, 2005 from The Regents of the University of California.

NT0904 Series Compounds

Our Medivation Neurology, Inc. subsidiary owns a pending U.S. patent application and foreign counterparts claiming this series of small molecules and their uses to treat certain neurological diseases. If any patents issue on this application, they generally will have a term ending in December 2023, subject to potential patent term extensions based on time required to obtain regulatory approval for products covered by the patent application. We purchased this patent application from the Institute of Physiologically Active Compounds on July 13, 2004.

Institute of Physiologically Active Compounds Partnership

On March 24, 2004, we entered into a preferred partnership letter agreement with the Institute of Physiologically Active Compounds. Under this agreement, our Medivation Neurology, Inc. subsidiary has the right of first negotiation on any inventions made in the laboratory of Dr. Sergey Bachurin at the Institute of Physiologically Active Compounds within the fields of (a) Dimebon and certain related compounds; (b) diagnosis, treatment and prevention of diseases or disorders of the brain; and (c) anti-aging. Dr. Bachurin is an inventor on all but one of our existing Dimebon and NT0904 patents and patent applications. In return, Medivation Neurology, Inc. granted the Institute of Physiologically Active Compounds rights of first negotiation to perform any non-clinical experiments required by Medivation Neurology, Inc. for which the Institute of Physiologically Active Compounds has the capability to perform in a timely manner and in compliance with all applicable regulatory requirements. The term of this agreement ends on March 24, 2007. We purchased the anti-aging and NT0904 patent rights, described above, pursuant to the exercise of our rights of first negotiation under this agreement with the Institute of Physiologically Active Compounds.

Intellectual Property Protection

We require our employees and consultants to execute non-disclosure and proprietary rights agreements at the beginning of employment or consulting arrangements with us. These agreements acknowledge our exclusive ownership of all intellectual property, including, but not limited to patents, developed by the individual during the course of his or her work with us and require that all proprietary information disclosed to the individual remain confidential. We intend to enforce vigorously our intellectual property rights if infringement or misappropriation occurs.

Competition

The drug and medical device development markets are intensely competitive in general. Furthermore, our business strategy is to target large unmet medical needs, and those markets are even more highly competitive. For example, there are four drugs currently marketed to treat Alzheimer’s disease, and these drugs all target at least one of the same mechanisms as does Dimebon. Companies marketing these FDA-approved Alzheimer’s disease therapeutics include some of the world’s largest and most experienced pharmaceutical companies, such as Pfizer Inc., Novartis AG and Johnson & Johnson. In addition, while there currently is only one drug that the FDA has approved to treat hormone-refractory prostate cancer, there likely will be other approved treatments on the market by the time any of our MDVN 300 series compounds could potentially receive marketing approval. While there currently is no FDA-approved therapy for Huntington’s disease, one or more such therapies could exist by the time Dimebon could potentially receive marketing approval for Huntington’s disease. There are also dozens of additional small molecule and recombinant protein candidates in development targeting the clinical indications we are pursuing, particularly Alzheimer’s disease and hormone-refractory prostate cancer. Most, if not all, of these competing drug development programs are being conducted by pharmaceutical and biotechnology companies with considerably greater financial resources, human resources and experience than ours.

Any of our product candidates that receives regulatory approval will face significant competition from both approved drugs, as well as from any of the drugs currently under development that may subsequently be approved. Bases upon which our product candidates would have to compete successfully include efficacy, safety, price and cost-effectiveness. In addition, our product candidates would have to compete against these other drugs with several different categories of decision makers, including physicians, patients, government and private third-party payors, technology assessment groups and patient advocacy organizations. Even if one of our product candidates is approved, we cannot guarantee that we or any of our partners will be able to compete successfully on any of these bases. Any future product candidates that we may subsequently acquire will face similar competitive pressures. If we or our partners cannot compete successfully on any of the bases described above, our business will not succeed.

Manufacturing

Dimebon—Russian Phase II Clinical Study for Alzheimer’s Disease

The Dimebon tablets and matching placebos we are using in our Russian Phase II study were produced by a Russian company that is licensed by the Russian government to manufacture Dimebon tablets for human use in Russia (where Dimebon has been approved for human use as an anti-histamine since 1983) and has engaged in such manufacture for several years. Although we have tested a previous batch of Dimebon tablets made by this company in a U.S. laboratory and found them to be of high purity and satisfactory for use, we cannot demonstrate that the Russian company’s manufacturing process complies with good manufacturing practices according to U.S. standards. Since we are unable to demonstrate the U.S. good manufacturing practices compliance of the Russian produced tablets, our use of those tablets in the Russian Phase II study means that this study, if positive, could be relied upon as a proof-of-concept study but not as a pivotal registration study. The total cost of obtaining and packaging Russian-produced Dimebon tablets and matching placebos was approximately $200,000.

Dimebon—U.S. Preclinical and Clinical Studies for Alzheimer’s Disease and Huntington’s Disease

The Dimebon drug substance to be used in our U.S. preclinical and clinical studies for Alzheimer’s disease and Huntington’s disease was manufactured under current good manufacturing practice conditions by Pisgah Labs, Inc. (Pisgah Forest, NC). The finished Dimebon tablets and matching placebos to be used in our U.S. clinical studies were manufactured under current good manufacturing practice conditions by QS Pharma, LLC (Boothwyn, PA). We selected both Pisgah Labs, Inc. and QS Pharma LLC under a competitive bidding process in which we received bids from multiple vendors. The total cost of this work was approximately $1,000,000. We believe that the Dimebon drug substance and tablets manufactured to date will be sufficient to supply our presently anticipated preclinical and clinical studies for both Alzheimer’s disease and Huntington’s disease through and including the completion of Phase II clinical studies. However, we believe that our existing manufacturing process for Dimebon drug substance is not suitable for Phase III clinical studies and commercialization because it involves use of a chemical that is hazardous, difficult to source and expensive to process. We intend to refine our manufacturing process to avoid use of this chemical in order to manufacture Dimebon at large-scale on a cost-effective basis. We have not yet commenced this process development work, and cannot guarantee that we will be able to complete it successfully.

MDVN 300 Series Compounds

To date, all manufacturing of the MDVN 300 series compounds has been performed in an academic laboratory using a process that is not suitable for large-scale, cost-effective manufacture in compliance with current good manufacturing practice conditions. As part of our due diligence investigation of these compounds before we acquired them, we discussed their potential large-scale manufacture with several U.S. contract manufacturing organizations. Based on those discussions, we believe that the MDVN 300 series compounds can be manufactured under current good manufacturing practice conditions on a cost-effective basis. We are currently in discussions with multiple U.S. contract manufacturers, and intend to select one to initiate manufacturing work on the MDVN 300 series compounds in the fourth quarter of 2005.

NT0904 Series Compounds

To date, all manufacturing of the NT0904 series compounds has been performed in an academic laboratory using a process that is not suitable for large-scale, cost-effective manufacture in compliance with current good manufacturing practice conditions. Based on our decision to defer further development of the NT0904 series compounds, we have not yet discussed their potential large-scale manufacture with contract manufacturing organizations, and thus do not know whether this series of compounds can be manufactured under current good manufacturing practice conditions on a cost-effective basis.

Scientific and Clinical Advisory Board

We maintain a Scientific and Clinical Advisory Board comprised of scientists and physicians with experience relevant to our company and our product candidates. Members of our Scientific and Clinical Advisory Board have agreed to consult and advise us in their respective areas of expertise. We have placed special emphasis on identifying members of our Scientific and Clinical Advisory Board with expertise in the treatment of the clinical indications targeted by our programs. As of September 30, 2005, our Scientific and Clinical Advisory Board consisted of the following members:

Paul Aisen, M.D.    Dr. Aisen is a Professor of Neurology and Medicine, Vice Chair of the Department of Neurology and the Director of the Memory Disorders Program at Georgetown University School of Medicine. Dr. Aisen was one of the first Alzheimer’s disease clinical trialists in the U.S., and was an investigator in the pivotal FDA registration studies for Namenda®. Dr. Aisen also serves as the Associate Director of the Alzheimer’s Disease Cooperative Study Group. Dr. Aisen received his M.D. from Columbia University, College of Physicians and Surgeons.

Sergey Bachurin, Ph.D., D.Sc., Prof.    Dr. Bachurin is the lead inventor of our Dimebon and NT0904 technologies. Dr. Bachurin is the Vice Director of the Institute of Physiologically Active Compounds in Chernogolovka, Russia, and a member of the Russian Academy of Sciences. Dr. Bachurin has served as a visiting scholar at several U.S. academic research centers, including the University of California, San Francisco, Tufts University and St. Elizabeth’s Medical Center. Dr. Bachurin holds a Ph.D. in Chemical Catalysis and a D.Sc. in Biochemistry from Moscow State University. In addition, Dr. Bachurin holds a Professor degree in Bioorganic Chemistry from the Institute of Physiologically Active Compounds.

Rachelle Doody, M.D., Ph.D.    Dr. Doody is the Effie Marie Cain Professor and Director of Alzheimer’s Disease Research at the Alzheimer’s Disease and Memory Disorder Center at Baylor College of Medicine. Dr. Doody participated in the development of CIBIC-plus, one of the primary cognitive assessment endpoints that the FDA has used for the currently approved Alzheimer’s drugs. Dr. Doody has worked on clinical studies for all of the FDA-approved cholinesterase drugs for Alzheimer’s disease. Dr. Doody received her M.D. from Baylor College of Medicine and holds a M.A. and Ph.D. in Cognitive Anthropology from Rice University.

Benjamin Lewin, Ph.D.    Dr. Lewin is the founding editor of Cell, a leading international journal in the field of biology and, until 1999, also served as the Chief Executive Officer of the publisher of Cell, Cell Press. Dr. Lewin holds a M.Sc. from the University of London, and a M.A. and a Ph.D. from the University of Cambridge. Dr. Lewin also has authored multiple books and scientific publications in the field of genetics.

Marc A. Shuman, M.D.    Dr. Shuman is Professor of Medicine at the University of California, San Francisco, and Chief of Hematology and Director of the Prostate Cancer Program at the UCSF Comprehensive Cancer Center. Dr. Shuman also serves as Clinical Director of the California Institute for Quantitative Biomedical Research. Dr. Shuman is a member of the American Society of Clinical Investigation and the Association of American Physicians, and has published extensively in the field of prostate cancer. Dr. Shuman received his M.D. from the Thomas Jefferson Medical College at the University of Pennsylvania.

Roger Tung, Ph.D.    Dr. Tung has had more than twenty years of experience in scientific and scientific management positions at the Squibb Institute for Medical Research, Merck Research Laboratories and Vertex Pharmaceuticals Incorporated, serving most recently as Vice President, Drug Discovery, of Vertex Pharmaceuticals Incorporated in San Diego from February 2002 until January 2005. Dr. Tung discovered both of the currently marketed products of Vertex Pharmaceuticals Incorporated, and is an inventor on 33 issued U.S. patents. Dr. Tung holds a Ph.D. in Pharmaceutical Chemistry from the University of Wisconsin—Madison.

Key Consultants

We presently rely on key consultants to serve as functional heads for our preclinical, manufacturing and regulatory affairs functions. We integrate our key consultants into our management team, including through participation in regularly scheduled project team meetings in which the consultants participate. This model allows us to obtain direct experience working together with particular consultants, which experience we can then use to determine whether to offer the consultant full-time employment when and if such transition becomes appropriate. As of September 30, 2005, our key consultants are as follows:

Kathleen Dumas—Regulatory Affairs Consultant.    Ms. Dumas has 24 years of pharmaceutical industry experience, including 18 years in regulatory affairs. Ms. Dumas has served in regulatory affairs positions for Syntex USA, Cygnus Therapeutics Systems, Athena Neurosciences, Inc., IntraBiotics Pharmaceuticals, Inc. and, most recently, as Vice President, Regulatory Affairs at Pain Therapeutics, Inc. from 1999 to 2002. Since 2002, Ms. Dumas has served as a regulatory affairs consultant to various pharmaceutical industry clients. Ms. Dumas holds an MBA degree from Santa Clara University.

Paul Jarosz, Ph.D.—Manufacturing Consultant.    Dr. Jarosz has 25 years of experience in the pharmaceutical industry, where he has served in both manufacturing/process development and managerial functions. Dr. Jarosz’ prior employers include Ortho Pharmaceuticals (Johnson & Johnson), Syntex Corp (Roche Bioscience) and Geneva Pharmaceuticals, Inc. (Novartis), where he served as Senior Vice President, Development from 1996 to 1999. Since 1999, Dr. Jarosz has served as a manufacturing and process development consultant to various pharmaceutical industry clients. Dr. Jarosz holds a Ph.D. in Pharmaceutics from the University of Iowa.

Robert Zimmerman, S.D.—Preclinical Consultant.    Dr. Zimmerman has 20 years of experience in both public and privately held biopharmaceutical companies, including Cetus Corporation, Chiron Corporation, Bayer Corporation, where he served as Vice President, Biotechnology Research from 1997 to 2002, and Signature Biosciences, where he served as Chief Operating Officer and Executive Vice President of Research & Development from 2002 to 2003. Since 2003, Dr. Zimmerman has served as a drug development consultant to various biotechnology and pharmaceutical industry clients. Dr. Zimmerman holds a doctorate in Physiology/Radiobiology from the Harvard School of Public Health.

Employees

As of September 30, 2005, we had six employees, all of whom are full-time. We expect our employee count to approximately double within the next twelve months. We expect this increase to consist of new hires in the clinical and administration functions and potential transition of one or more of our key consultants to full-time employee status.

Facilities

We currently lease approximately 3,000 square feet of office space in one building located at 501 Second Street, Suite 211, San Francisco, California 94107 for all of our operations. The telephone number at our office is (415) 543-3470. Our lease expires in November 2005. We intend to move to a larger facility in San Francisco when our current lease expires, and are currently in the process of identifying potential facilities.

Prospectus Supplement

(To Prospectus dated May 16, 2005 and the Prospectus Supplements dated May 17, 2005 and August 15, 2005)

MEDIVATION, INC.

Common Stock

(par value $0.01 per share)

The date of this prospectus supplement is October 6, 2005